03056699

P.E.
12-31-02
RECD S.E.C.
APR 8 2003
1086
AR/S
SIX FLAGS INC

2002 ANNUAL REPORT



Six Flags

PROCESSED
APR 22 2003
THOMSON
FINANCIAL




Canada
Enchanted Village & Wild Waves
Seattle
La Ronde
Montreal
Six Flags Darien Lake
Buffalo/Rochester
The Great Escape
Lake George
Six Flags New England
Boston/Hartford/Springfield
United States
Six Flags Worlds of Adventure
Cleveland
Six Flags Great Adventure & Wild Safari Animal Park
New York/Philadelphia
Six Flags Great America
Chicago
Waterworld USA
Sacramento
Six Flags Elitch Gardens
Denver
Six Flags Marine World
Vallejo/San Francisco
Waterworld USA
Concord
Six Flags St. Louis
Wyandot Lake
Columbus
Six Flags America
Washington D.C./Baltimore
Six Flags Hurricane Harbor
New York/Philadelphia
Six Flags Hurricane Harbor
Los Angeles
Six Flags Magic Mountain
Los Angeles
Six Flags Kentucky Kingdom
Louisville
White Water Bay
Oklahoma City
Frontier City
Oklahoma City
Six Flags Over Georgia
Atlanta
Six Flags Hurricane Harbor
Dallas
Six Flags Over Texas
Dallas
Six Flags White Water
Atlanta
Six Flags Fiesta Texas
San Antonio
Six Flags New Orleans
Six Flags AstroWorld
Houston
Six Flags SplashTown
Houston
Mexico
Six Flags Mexico
Mexico City

Six Flags®

Park Locations

■ Theme Park

■ Water Park


Six Flags Holland
Amsterdam, Holland
Bellewaerde
Ieper, Belgium
Warner Bros. Movie World
Düsseldorf, Germany
Six Flags Belgium
Brussels, Belgium
Walibi Lorraine
Metz, France
Europe
Walibi Rhone-Alpes
Lyon, France
Walibi Aquitaine
Toulouse/Bordeaux France
Warner Bros. Movie World
Madrid, Spain

Contents



The World's Thrill Capital.

With 39 theme and water parks in eight countries, Six Flags owns and operates more parks than any other company in the world. Of those parks, 24 are Six Flags-branded. ■ Six Flags has 29 parks in the U.S. alone and 15 of the largest theme parks in North America. Nearly two-thirds of the population of the continental United States lives within 150 miles of one of our parks.

To Our Shareholders

The depth and duration of the severe economic downturn in the United States and elsewhere made 2002 a very difficult operating environment for nearly all businesses, and Six Flags was no exception. To be sure, we were significantly less affected than a number of other U.S.-based leisure and entertainment companies, particularly the destination parks and hotel operators, who saw declines of as much as 20-30% or more in their operating cash flows. However our performance for the year, though stable, was still well below our expectations with a modest decline in consolidated revenues of approximately 0.8%.

Historically, the regional theme park industry has proven to be relatively less affected by economic downturns than destination assets. At Six Flags, 90% of our customers come from within 150 miles of each park, over 55% of our business comes on a group, season pass or other form of pre-sold ticket, and we deliver a substantial entertainment value for an affordable price. The proximity of our patrons and this strong price-value relationship prevented the poor economy from having a more severe impact on our performance. We also recognize that certain decisions we made in advance of the 2002 season regarding allocation of capital investment, reduction in media expenditures, and modification of discount levels exacerbated the impact of the economic downturn in a few key markets and prevented us from achieving our performance goals.

After a comprehensive review of our pricing and marketing strategies for each park, and with a carefully constructed capital program touching a large number of our parks, we believe we have made the adjustments necessary to put our Company back on a growth path in 2003 notwithstanding our expectation that the economic environment is unlikely to improve meaningfully over the course of the season.

We are mindful of the significant decline in our share price due to our failure to meet our growth targets in 2002. We expect that a rebound in performance in 2003 will demonstrate that this severe decline fails to reflect the true value of our assets and their long-term performance potential. We also recognize that our ability to generate free cash flow (after capital expenditures, cash interest expense and preferred stock dividends) and to use that free cash flow to reduce our outstanding indebtedness over the next few years will be an important factor in driving our share price in the public market. I can assure you that our primary strategic focus over the intermediate term is to drive revenue and cash flow growth at our existing parks with controlled investment levels in order to generate free cash flow.

2002 PERFORMANCE

Revenues from consolidated operations in 2002 were $1.04 billion, down $8 million or 0.8% from 2001. This small decrease resulted from a 7.8% decline in attendance at the consolidated parks, offset by a 7.6% increase in total per capita spending at those parks. Our performance difficulties in 2002 were concentrated in five domestic markets and stemmed from several factors — including misallocation of capital investment, with no new attractions in any of our four largest markets, too rapid an elimination of certain deep discount



JIM DANNHAUSER
Chief Financial Officer

KIERAN BURKE
Chairman &
Chief Executive Officer

GARY STORY
President &
Chief Operating Officer

programs (particularly in our New Jersey and Dallas parks), and too deep a reduction in media expenditures. These factors were exacerbated by the economic slowdown, which increased the impact of those actions and restrained our other parks from outperforming expectations and offsetting the shortfall in those five markets. The balance of our parks actually performed reasonably well given the challenging operating environment, with aggregate performance exceeding the prior year. We were especially pleased with the per capita spending gains we achieved at most parks, with increases coming in both admission per capita and in-park spending. We also saw a solid performance at our European parks, which experienced a nice improvement over 2001.

While 2002 was a very difficult year, there were some other bright spots and accomplishments to report to you. On August 23, 2002, we acquired Jazzland, a theme park located on over 200 acres outside New Orleans, which was built just three years ago at a cost of $135 million and whose prior owner had sought protection under the federal bankruptcy laws. We acquired Jazzland for the assumption of $16.8 million of pre-existing liabilities of the park and aggregate cash payments of $5.4 million. As part of our 2003 capital program, we have rebranded the park as “Six Flags New Orleans,” adding a number of new rides and attractions with extensive theming based on our licensed characters from Warner Bros. and DC Comics. We expect the park to make a solid contribution to 2003 cash flow and to grow nicely in succeeding seasons.

We continue to make steady progress in our sponsorship and promotional efforts with a number of national brands. Most significantly, we reached an agreement with the Coca-Cola Company, Inc. for the exclusive pouring rights to our parks worldwide. In addition to substantial cash fees, this ten-year partnership will deliver unprecedented marketing support to our parks, greatly enhancing our own advertising and promotional efforts. By way of example, in addition to millions of dollars in additional cooperative media support, our park ticket offers will appear on over two billion cans in North America in 2003. This alliance also enables us to execute nationwide promotions with Coke and other mutual partners. One such joint promotion this summer will involve in-theater commercials at Loews Cineplex Entertainment Corporation theaters nationwide. The spots will invite movie patrons to visit theater concession stands to pick up discount coupons to Six Flags theme parks.

2003 OUTLOOK

Our capital and marketing programs for 2003 are well underway. We are investing approximately $130 million in our parks for this season. I am happy to report that our projects are on schedule and on budget. This is a powerful capital program, which includes a major attraction at each of our four largest parks, a rebranding of the recently acquired New Orleans park, the continued development of our Seattle and Montreal parks, and marketable attractions in a large number of other markets. As part of the capital program, we are also relocating rides to several parks, significantly stretching our capital dollars and delivering exciting rides to many more parks than we otherwise could. By taking advantage of our extensive ride inventories, and with this level of cash investment, we will open new marketable attractions in fourteen of our nineteen domestic theme parks. We plan to keep our capital investment in a range of $100-130 million per year for the foreseeable future. This should enable us to generate a substantial level of free cash flow this year and in succeeding seasons, which will allow us to reduce our outstanding indebtedness over the next several years.

With an excellent array of exciting rides hitting our major parks and calibrated corrections of our 2002 pricing and marketing missteps in certain markets, we believe we can deliver a



successful 2003 season. We anticipate generating consolidated revenue growth of 4-5%, driven by an attendance increase of 3.5-4% and a per capita spending increase of 1-1.5%. The expected growth should result primarily from a rebound in performance at the parks that had disappointing seasons last year. We are encouraged that to achieve our targets, the attendance at our parks does not need to reach beyond levels that have been exceeded in the last several years. We will also benefit in 2003 from the performance of our new New Orleans park which opens this month as Six Flags New Orleans.

We are in great shape from a liquidity perspective to pursue our business plan. Last year, we refinanced our two public debt issues nearest-in, in terms of maturity, and we amended and extended our bank facility. With those transactions concluded, we now have no public debt maturities until 2007, no meaningful amortization in our bank debt until 2008 and our working capital facilities committed to June 2008. So we have no debt pressure and ample liquidity and financing in place to drive our park performance.

In terms of 2003 performance, our operating season is just getting started, with a limited number of parks primarily commencing weekend operations. We are pleased with the solid opening performance of our parks that are in operation. In addition, while it is still very early, we are also very pleased with where we stand systemwide in terms of year-to-date season pass sales and hard ticket group bookings, with both categories pacing ahead of 2002. It is far too early in the season to extrapolate definitive conclusions from these numbers, but it is a good beginning given the continued weak economy and the geopolitical uncertainty.

In an extremely uncertain environment, where there is very little visibility about the depth and duration of what has already been a long and difficult economic downturn and where no one can predict the outcome of the geopolitical issues that abound, we remain confident in the long-term future of our Company because of the many strengths and assets we have built over time.



We are today the world's largest regional theme park operator with thirty-nine parks (quadruple the number of our nearest competitor) in eight countries serving an expected 47 million guests in 2003. Our parks are located in geographically diverse markets across North America and Europe, and they include a broad spectrum of family-oriented entertainment venues. Our theme parks offer a diverse selection of state-of-the-art and traditional thrill rides, water attractions, animal, marine mammal and sealife exhibits, themed areas, concerts and shows, restaurants, game venues and merchandise outlets. In the aggregate, our theme parks contain nearly 1,500 rides, including over 190 roller coasters, making us the leading provider of thrill rides in the industry.

With 29 U.S. parks, Six Flags has achieved an unparalleled national footprint — one which provides geographic diversity and which simply cannot be duplicated. Our reach is extensive. Approximately two-thirds of the population of the continental United States live within a 150-mile radius of one of our parks. Our parks serve each of the ten largest metropolitan areas of the country and seventeen of the top twenty-five. We own fifteen of the most highly attended theme parks in North America.

Internationally, we currently operate eight parks in five European countries, including two Six Flags-branded parks, one located in Belgium and one in the Netherlands, and two major Warner Bros. Movie World parks, one each in Germany and Spain. We also own the largest park in Mexico City, with over 20 million residents living within 50 miles of the park. Our La Ronde park in Montreal, our first park in Canada, will be branded a Six Flags park for the 2004 season.

Enhancing our unique network of parks is our preeminent brand and our character licenses. We have worldwide ownership of the Six Flags name, the dominant brand in the regional theme park industry. Our exclusive long-term licenses from Warner Bros. and DC Comics give us access to a stunning array of characters and intellectual property whose breadth and scope appeal to our entire family audience. The impact of branding on our



business has been tremendous. We will continue to add our Six Flags brand name and our licensed characters to the parks we own or acquire to accelerate their growth and to enhance the family entertainment experience of our guests.

Before closing, I would like to mention how very pleased we are that Robert J. McGuire has agreed to stand for election to our Board of Directors at our Annual Stockholders' meeting in May. Mr. McGuire has a broad range of governmental and private sector experience. He is the former New York City Police Commissioner, former Chairman and Chief Executive Officer of Pinkerton's Inc. and former President of Kroll Associates, Inc. We believe that Mr. McGuire will make an excellent addition to our Board, expanding membership to eight, with five independent members. We are extremely gratified that Mr. McGuire has agreed to join our Board upon stockholders' vote.

I look forward to reporting to you on our progress in 2003 and what we hope will be a successful year.

Sincerely,

Kieran E. Burke

Kieran E. Burke

Chairman and Chief Executive Officer

NORTH AMERICAN PARK PROFILES

ATLANTA Six Flags Over Georgia is located on I-20, just west of Atlanta. It is within an hour's drive from Macon, Georgia and two hours from Montgomery, Alabama. The park is located on approximately 280 acres (85 of which are undeveloped) and features 25 adult and 9 children's rides. ■ In 2002, the park introduced ***Superman Ultimate Flight***, a lay-down coaster that flies through eight inversions, twists and corkscrews.

ATLANTA Six Flags White Water is located on I-75, just 15 minutes north of Atlanta. It occupies a 70-acre site, which also includes **American Adventures**, a family entertainment park. ■ Six Flags White Water features nearly 50 attractions. Favorites include ***Cliffhanger***, a 90-foot freefall slide; and ***Runaway River***, a family raft ride.

BUFFALO Six Flags Darien Lake Resort is the largest theme park in New York state. It is located about 30, 40 and 120 miles from Buffalo, Rochester and Syracuse, respectively, and approximately 50 miles from Niagara Falls. ■ The resort's 1,000 acres include a theme, water and kids' park, 165-room hotel, 1,100-site campground and 20,000-plus-capacity concert amphitheater. The park also features over 100 rides, shows and attractions. ■ New in 2002 was ***Shipwreck Falls***, a boat ride that ends with a plunge over a 50-foot waterfall. It joined the park's signature attraction, ***Superman Ride of Steel*** – one of the tallest and fastest coasters in the world.

CHICAGO **Six Flags Great America** is located on over 440 acres between Chicago, Illinois and Milwaukee, Wisconsin. The park features more than 100 rides and attractions. ■ In 2003, the park will debut its 12th coaster – ***Superman Ultimate Flight***, a lay-down coaster that gives riders the sensation of flying.



NORTH AMERICAN PARK PROFILES

CLEVELAND Six Flags Worlds of Adventure is the world's only combination thrill park, water park and wildlife park. It's located in Aurora – 20 miles southeast of Cleveland and approximately 30, 60 and 120 miles, respectively, from Akron and Youngstown, Ohio and Pittsburgh, Pennsylvania. The 690-acre property on which Six Flags is situated includes a 50-acre spring-fed lake. ■ The thrill park features 10 roller coasters and various rides and attractions. Inside the thrill park is **Hurricane Harbor** water park. Featured attractions include a wave pool, speed slides and ***Hook's Lagoon***, an interactive water treehouse for the whole family. ■ For 2003, the park is adding two new water slide towers, ***Hurricane Mountain*** and ***Shark Attack***. Standing 10 stories high, Hurricane Mountain will be the largest water slide complex at a North American theme park. ■ The wildlife park includes a wide array of entertaining and educational animals. World-class shows and exhibits include tigers, dolphins, sea lions, walruses, penguins, sea otters and sharks. Plus, there are aquariums full of exotic fish and sealife touch pools.

SixFlags



COLUMBUS Wyandot Lake is a water park located just outside of Columbus, Ohio, adjacent to the Columbus Zoo & Aquarium. ■ The park has 14 water attractions, 15 dry rides and a scenic wooded area for group picnics. ■ Signature attractions at Wyandot Lake include: ***Christopher's Island***, an interactive water treehouse; ***Shark Attack*** speed slide; the million-gallon ***Wild Tide Wave Pool***; and ***Canoochee Creek*** lazy river.



NORTH AMERICAN PARK PROFILES

CONCORD Waterworld USA is a water park located in Concord, California, in the East Bay area of San Francisco. ■ The park occupies a 21-acre site with 32 water attractions that include 12 speed slides and an interactive water playground for kids. ■ Park favorites include: ***Breaker Beach***, the East Bay's only wave pool; the six-story ***Big Kahuna*** raft ride; and ***Honolulu Halfpipe***, a three-person innertube slide that sends riders forward and backwards down 4-1/2 stories.

DALLAS Six Flags Over Texas is the original park in the Six Flags chain. Located on I-30 in Arlington, midway between Dallas and Fort Worth, the park occupies 200-plus acres and features 10 themed areas and more than 100 rides and attractions. ■ In 2003, Six Flags Over Texas presents ***Superman Tower of Power***, the tallest ride of its kind in the world. Riders climb 325 feet high before dropping back down in a zero-gravity freefall.



DALLAS Six Flags Hurricane Harbor is the largest water park in the Southwest and is located immediately north of Six Flags Over Texas on I-30 in Arlington, between Dallas and Fort Worth. ■ Sprawled across 47 acres of colorful scenery, Hurricane Harbor offers a wide array of fun for the whole family. Attractions include: ***Sea Wolf***, one of the largest water raft rides in America; ***The Black Hole***, a wild, wet adventure in total darkness; ***Hook's Lagoon***, a five-story interactive water treehouse; and the wave-riding ***Surf Rider***.

DENVER **Six Flags Elitch Gardens** is located in the heart of downtown Denver, Colorado, just off I-25 next to Mile High Stadium and the Pepsi Center, and near Coors Field. ■ Six Flags Elitch Gardens offers more than 45 rides, shows and attractions, as well as a complete water park. ■ In 2002, the park debuted ***The Flying Coaster***, a face-down suspended coaster.



NORTH AMERICAN PARK PROFILES

HOUSTON Six Flags AstroWorld is located across from the Reliant Stadium in Houston, Texas. This combination theme and water park is located on a 100-acre complex. ■ The theme park features 32 rides and attractions (including 10 coasters). The water park includes a wide array of water attractions for families and children, as well as food and merchandise outlets. ■ In 2003, the park will introduce two new theme park rides. ***SWAT*** is a spinning, head-over-heels thriller; and ***Diablo Falls*** is the world's tallest spinning rapids ride.

HOUSTON Six Flags SplashTown is located just north of downtown Houston in Spring, Texas. ■ With more than 60 acres of rides, slides, chutes and pools, Six Flags SplashTown is the largest water park in Southeast Texas. ■ Signature attractions include: ***Thunder Run***, an inline tube slide; and ***Texas Freefall***, a five-story freefall slide. Plus, there's ***Crocodile Isle***, a children's area featuring ***S.S. Little Croc's*** slides, water cannons and more.

SixFlags

LAKE GEORGE The Great Escape & Splashwater Kingdom is located off I-87 in the scenic Lake George, New York resort area, 180 miles north of New York City and 40 miles north of Albany. ■ The Great Escape features 125 rides, shows and attractions, including a complete water park. ■ Signature attractions include: ***The Comet***, a wooden coaster ranked among the best in the world; ***Boomerang***, a forward-backwards coaster; ***The Nightmare*** indoor coaster; and ***Paul Bunyan's Bucket Brigade***, an interactive water treehouse. ■ 2003 will mark the debut of a mine train coaster, ***Canyon Blaster***.



NORTH AMERICAN PARK PROFILES

LOS ANGELES **Six Flags Magic Mountain** is located just minutes north of Hollywood off I-5 in Valencia, California. ■ The park occupies 260 acres and features more than 100 rides, games and attractions. ■ For 2003, the park introduces ***Scream***, a ride that combines traditional roller coaster technology with a unique floorless train design. It's the park's 16th coaster – the largest lineup in the world and a new Guinness Book World Record.

LOS ANGELES **Six Flags Hurricane Harbor** is located next to Six Flags Magic Mountain in Valencia, California. ■ Set amidst the fringes of a tropical jungle, the 12-acre water park features a wide array of themed water attractions and food, merchandise and games for the entire family. ■ Noted attractions include ***The Black Snake Summit*** speed slide and ***Lizard Lagoon***, a 7,000-square-foot recreational pool.

LOUISVILLE **Six Flags Kentucky Kingdom** is a theme and water park located in the heart of Louisville at the junction of I-65 and I-264. ■ Situated on the site of the Kentucky Fair and Exposition Center, the park features more than 110 rides and attractions for the entire family, including a complete water park. ■ Signature attractions at the park include: ***Chang***, a stand-up coaster; and ***T2***, one of the first suspended looping coasters to debut in North America. ■ New in 2003 is ***Greezed Lightnin'***, a shuttle loop coaster.

NEW ENGLAND **Six Flags New England** is a combination theme and water park. Located on over 200 acres off I-91 between Springfield, Massachusetts and Hartford, Connecticut, and 90 miles west of Boston, the park's market extends throughout New England. ■ It has 32 adult rides and 15 children's rides, and also offers a complete water park. ■ For 2003, the park will expand and rename their water park. The new **Hurricane Harbor** will debut 10 new attractions, including water slides like ***Geronimo Falls*** and ***Zuma Falls***, as well as the ***Monsoon Lagoon*** wave pool.



NORTH AMERICAN PARK PROFILES

NEW JERSEY Six Flags Great Adventure, located between New York City and Philadelphia, is the largest seasonal theme park in America. ■ The Company owns a 2,200-acre complex which includes three separate parks: a 240-acre theme park, a 350-acre drive-through animal safari and a 45-acre water park. Six Flags Great Adventure features 71 adult and children's rides – more than any other theme park worldwide – plus numerous food and merchandise outlets, games and theaters. ■ For 2003, the park will debut its 13th coaster – ***Superman Ultimate Flight***, a lay-down coaster that gives riders the sensation of flying.

NEW JERSEY Six Flags Hurricane Harbor is located between New York City and Philadelphia, next to Six Flags Great Adventure and Six Flags Wild Safari in New Jersey. ■ This tropical-themed water park features a million-gallon wave pool, one of the world's largest adventure river attractions and nearly 20 speed slides. The 45-acre complex also includes several food and merchandise outlets.

NEW JERSEY Six Flags Wild Safari animal park, located next door to Six Flags Great Adventure theme park, is the world's largest drive-through safari outside of Africa. ■ The park occupies 350 acres and features over 1,200 land animals (representing 58 species from six continents) and 11 themed areas. Admission to Wild Safari is free with a theme park ticket purchase. ■ The exotic wildlife preserve enables guests to cruise in their own cars to get a close-up look at giraffes, African elephants, zebras, monkeys and even rare white Bengal tigers.

NEW ORLEANS Six Flags New Orleans (formerly Jazzland) is located just minutes from downtown, at the intersection of I-10 and I-510. The park occupies a site of approximately 140 acres, and features more than 50 rides, shows and attractions. ■ In 2003, the park will adopt the Six Flags brand and will offer 14 new attractions. These include ***Batman The Ride***, a high-flying, suspended looping coaster; ***The Jester***, a backwards-running steel coaster; the ***Batman Thrill Spectacular***, an action-packed stunt show; and ***Looney Tunes Adventures***, a cartoon-themed kids' and parent's section that's home to **Bugs Bunny** and other **Looney Tunes** pals.



North American Park Profiles

OKLAHOMA CITY Frontier City is a Western theme park located along I-35 in northeast Oklahoma City, about 100 miles from Tulsa. ■ The Company owns a site of about 109 acres, with 55 acres currently used for park operations. Frontier City features 22 adult and 11 children's rides and attractions. In addition, the Company produces 7 live shows daily and hosts a popular concert series each summer. ■ In 2003, Frontier City introduces ***Eruption***, a reverse bungee-style ride.

OKLAHOMA CITY White Water Bay is a tropical-themed water park located along I-40 in Oklahoma City. ■ The park features a 500,000-gallon wave pool, an eight-story multiple slide ride, a 450,000-gallon activity pool, 9 slides, a lazy river ride, a children's activity pool and 4 volleyball courts. It also offers a full-service restaurant and 2 snack stands.

SACRAMENTO Waterworld USA is located on the California State Fairgrounds in Sacramento. ■ It features 31 rides and attractions, as well as food, merchandise and game venues. ■ Noted attractions include ***Shark Attack***, a slide complex with 5 extreme high-speed slides; and ***Hook's Lagoon***, an interactive water treehouse.

SAN ANTONIO Six Flags Fiesta Texas is a San Antonio theme and water park whose location reflects the heritage and culture of its Southwest roots. The park occupies approximately 206 acres and features numerous adult and children's rides. ■ For 2002, the park debuted ***Scooby-Doo Ghostblasters, Mystery of the Haunted Mansion*** – an interactive family ride voted "Best New Children's Ride or Attraction" at the International Association of Amusement Parks and Attractions 2002 Awards.





NORTH AMERICAN PARK PROFILES

SAN FRANCISCO Six Flags Marine World is the only combination theme park, oceanarium and land animal park in the world. ■ The park is located 30 miles northeast of San Francisco in Vallejo, California. Primary markets include San Francisco, Sacramento and Northern California. ■ The 138-acre property features 33 animal attractions and 33 adult and children's rides and attractions. The park also produces 10 live shows. ■ For 2003, Six Flags Marine World will debut ***Zonga*** – a one-of-a-kind four-loop coaster that sends riders through inversions, spirals and barrel rolls at 65 mph.

SEATTLE Enchanted Village & Wild Waves is nestled in Federal Way, Washington, off I-5 near Seattle/Tacoma. This theme park and water park occupies 65 acres of rolling hills and evergreens, and features more than 32 rides and attractions – as well as miniature golf. ■ In 2002, Enchanted Village underwent the single largest expansion in the park's 25-year history. Featured was the new ***Great Northwest*** themed area, plus 10 new rides including ***Klondike Gold Rusher***, an exciting family coaster, and ***Lumberjack Falls***, a boat ride that ends with a plunge over a 50-foot waterfall. ■ Enchanted Village will continue its expansion in 2003 with the addition of ***TimberHawk***, a wooden coaster.

ST. LOUIS Six Flags St. Louis is located southwest of St. Louis, Missouri, on I-44. The park occupies 132 acres of a 497-acre site and features 23 adult and 8 children's rides and attractions. ■ Six Flags St. Louis introduced ***Scooby-Doo Ghostblasters, Mystery of the Scary Swamp*** in 2002. And in 2003, it will debut ***Xcalibur*** – a swinging, somersaulting thrill ride.





NORTH AMERICAN PARK PROFILES

WASHINGTON, D.C. Six Flags America is located in Largo, Maryland, 15 miles east of Washington, D.C. and 30 miles southwest of Baltimore, just three miles off the Capital Beltway. ■ The Company owns a site of 515 acres, with 131 acres currently used for park operations. The remaining 384 acres provide the Company with ample expansion opportunity. ■ Six Flags America features 35 adult and 14 children's rides, and also includes a complete water park. In addition, the park offers an array of shows and other entertainment. ■ For 2003, Six Flags America will unveil ***The Penguin's Blizzard River***, the world's tallest spinning rapids ride.

MEXICO CITY, MEXICO Six Flags Mexico is located in Mexico City, the largest city in the world. The park opened in 1982 and is Latin America's largest paid-admission theme park with a core market of 30 million people within a 100-mile radius. The park occupies 107 acres and features 7 themed areas with attractions, shows, games, restaurants, shops and interactive pavilions. ■ Signature attractions include: ***Batman The Ride***, a suspended looping coaster; ***Medusa***, a world-class wooden coaster; the ***Batman Thrill Spectacular***, an action-packed stunt show; and a ***Looney Tunes***-themed children's area where kids and parents can ride and play together with **Bugs Bunny** and all his pals.

SixFlags

MONTREAL, CANADA La Ronde is a theme park located near downtown Montreal, on a 146-acre former site of the 1967 Montreal World's Fair. The largest amusement park in Quebec, La Ronde draws from a large population base and features adult and children's rides, attractions, shows, games, restaurants and shops. ■ For 2003, La Ronde is adding 7 new rides. Included are ***Toboggan Nordique***, a family coaster; ***Tour De Ville*** flying carousel, ***Manitou***, a 360° spinning ride; ***Tasses Magiques***, tea cups for children; and ***Vertigo***, a head-over-heels thriller.



EUROPEAN PARK PROFILES

AMSTERDAM, HOLLAND Six Flags Holland is located in the heart of the Netherlands, just west of Amsterdam. It serves a population of 15 million within a two-hour drive. ■ The park sits on over 390 acres and features over 40 rides and numerous shows, games and food venues. ■ For 2002, the park debuted ***Goliath*** – a coaster towering 26 stories tall and reaching speeds of 65 mph.

BRUSSELS, BELGIUM **Six Flags Belgium** is a combination theme park and year-round indoor water park near Brussels. The park has a population base of 15 million people within a two-hour drive. ■ Six Flags Belgium occupies 120 acres and features more than 50 rides, shows and attractions. These include indoor water attractions such as speed slides, a wave pool and lazy river. ■ New for 2003 is ***Challenge of Tutankhamon***, an interactive dark ride where guests use laser ray guns to fire at targets – amassing points and competing against other riders at the same time.

DÜSSELDORF, GERMANY Warner Bros. Movie World is a movie and entertainment park situated near Düsseldorf in the heart of North-Rhine-Westfailia, Europe's most densely populated area. Almost 35 million people live within a radius of 150 miles, and approximately half of them live within an hour of the park. ■ "Hollywood in Action" is the theme for this 148-acre park, which features more than 40 rides, shows and attractions themed to Warner Bros. properties. Signature attractions include the first wooden coaster in Germany, ***Wild Wild West***, the ***Batman Adventure*** simulator ride and the ***Police Academy Stunt Show***. ■ In 2002, ***The Wild Bunch, Sie Kannten Kein Gesetz***, a 20-story freefall ride, made its debut.





EUROPEAN PARK PROFILES

IEPER, BELGIUM Bellewaerde is a combination animal and theme park in Ieper, Belgium. It lies in Flanders, the western area of Belgium, rich with history. There are 10 million people living within a two-hour drive of Bellewaerde. ■ The park is situated on 130 acres and offers 28 rides and shows, multiple animal exhibits, as well as food and merchandise outlets and game venues. ■ New in 2002 at Bellewaerde was the ***Kids Park***, a storybook-themed area with 7 children's rides.

LYON, FRANCE Walibi Rhône-Alpes is a combination theme and water park located in the heart of the Lyon-Geneva-Grenoble triangle. The park lies 45 minutes from Lyon (the second-largest city in France) and draws from a population of 6 million within a two-hour drive. ■ Walibi Rhône-Alpes occupies a site of 86 acres, with 27 rides – including the water park's 4 major attractions – and several shows. These include the ***Totem Inferno Space Shot***, a freefall ride; the ***Boomerang*** roller coaster; the ***Radja River***, a river rapids ride; and the breathtaking show of the "***Death Divers***." ■ New in 2002 was ***Le Zig Zag*** family coaster and ***Baron Rouge*** mini-jet carousel. Also debuting was the new medieval show, ***The Legend of Prince Thibaud***.

SixFlags

MADRID, SPAIN Warner Bros. Movie World made its spectacular debut in April 2002. Located 30 minutes southeast of Madrid in San Martin de la Vega, Warner Bros. Movie World is now one of Europe's largest parks. ■ This movie and entertainment park occupies 150 acres. It features 5 themed areas and more than 25 rides, shows and attractions – all inspired by Warner Bros. films. ■ Featured attractions include: ***Superman Ride of Steel***, a floorless coaster that reaches speeds of 56 mph; the ***Wild Wild West*** wooden coaster; ***The Riddler's Revenge***, a 300-foot drop ride that's the tallest in Europe; the forward-backwards ***Stunt Fall*** coaster; the suspended looping coaster ***Batman The Ride***; ***Cartoon Village***, featuring **Bugs Bunny** and his **Looney Tunes** pals; plus themed shows ranging from **Batman** and **Lethal Weapon** to **Looney Tunes** and **Marvin the Martian**.



EUROPEAN PARK PROFILES

METZ, FRANCE **Walibi Lorraine** is located near Metz in northeastern France. Its market includes parts of France, Belgium, Luxembourg and Germany. ■ Walibi Lorraine includes 600 acres, of which the theme park occupies 375 acres, and features 19 rides. ■ Two new shows joined the park's lineup in 2002: ***Le Trésor du Pharaon*** and ***Les Plongeurs de l'Extrême***. ■ For 2003, Walibi Lorraine introduces ***Le Zig Zag*** family coaster.

TOULOUSE-BORDEAUX, FRANCE **Walibi Aquitaine**, which opened in 1992, is a theme park located between Bordeaux and Toulouse. The name is derived from the region in which the park is located. Approximately 2 million people live within a one-hour drive. ■ Occupying a 74-acre site, the park features a wooded, well-landscaped setting with a castle as its centerpiece, along with 15 rides and 2 shows. There are numerous food outlets, merchandise outlets, game venues and 2 theaters. ■ In celebration of the park's 10th anniversary in 2002, Walibi Aquitaine introduced *Le Zig Zag* family coaster.



PRICE RANGE OF COMMON STOCK

Our Common Stock is listed on the New York Stock Exchange (the "NYSE") under the symbol "PKS." Set forth below are the high and low sales prices for the Common Stock as reported by the NYSE since January 1, 2000.

Year	Quarter	High	Low
2003	First (through March 3, 2003)	7	$4\frac{7}{8}$
2002	Fourth	$7\frac{7}{16}$	3
	Third	$15\frac{1}{4}$	$3\frac{3}{8}$
	Second	$18\frac{11}{16}$	13
	First	$18\frac{3}{8}$	$12\frac{1}{2}$
2001	Fourth	16	$11\frac{1}{2}$
	Third	$23\frac{5}{8}$	$10\frac{5}{16}$
	Second	$23\frac{3}{4}$	$17\frac{13}{16}$
	First	$23\frac{1}{16}$	$16\frac{3}{8}$

As of March 3, 2003, there were 833 holders of record of our Common Stock. We paid no cash dividends on our Common Stock during the two years ended December 31, 2002. We do not anticipate paying any cash dividends on our Common Stock during the foreseeable future. The indentures relating to our $8\frac{7}{8}$% Senior Notes due 2010, $9\frac{1}{2}$% Senior Notes Due 2009, 10% Senior Discount Notes Due 2008 and $9\frac{3}{4}$% Senior Notes due 2007 limit the payment of cash dividends to common stockholders. See Note 6 to Notes to Consolidated Financial Statements.

SELECTED FINANCIAL DATA

In 1998, we acquired the former Six Flags and substantially all of the capital stock of Walibi. In May 1999, we acquired Six Flags Mexico (formerly Reino Aventura) and two water parks, one of which is owned by a Partnership Park and not consolidated. In November 1999, we acquired Warner Bros. Movie World Germany, the operating season of which ended prior to the acquisition. In December 2000, we acquired Enchanted Village. In February and May 2001, respectively, we acquired the former Sea World of Ohio and La Ronde. In August 2002, we acquired Six Flags New Orleans (formerly Jazzland). In each case, the operations of the acquired parks are reflected only for the periods subsequent to their respective acquisition dates. See Note 2 to Notes to Consolidated Financial Statements.

	2002	2001	2000	1999	1998(1)
	(In thousands, except per share data)				
Revenue	$1,037,933	$1,045,964	$1,006,981	$ 926,984	$ 792,703
Depreciation and amortization	151,849	199,800	179,989	154,264	109,841
Equity in operations of theme park partnerships	15,664	21,512	11,833	26,180	24,054
Interest expense, net	228,066	223,394	224,767	169,441	115,849
Income tax expense (benefit)	(4,062)	(7,195)	5,622	24,460	40,716
Income (loss) before extraordinary loss	(26,109)	(49,573)	(51,959)	(19,230)	35,628
Extraordinary loss on extinguishment of debt, net of tax effect	(18,535)	(8,529)	—	(11,296)	(788)
Net income (loss) before cumulative effect of a change in accounting principle	(44,644)	(58,102)	(51,959)	(30,526)	34,840
Cumulative effect of a change in accounting principle	(61,054)	—	—	—	—
Net income (loss)	(105,698)	(58,102)	(51,959)	(30,526)	34,840
Net loss — pro forma	N/A	N/A	N/A	N/A	(51,160)
Net income (loss) applicable to common stock	(127,668)	(84,617)	(75,247)	(53,814)	17,374
Per Share(2):					
Income (loss) before extraordinary loss:					
Basic	(.52)	(.85)	(.96)	(.55)	.27
Diluted	(.52)	(.85)	(.96)	(.55)	.26
Pro forma(3)	N/A	N/A	N/A	N/A	(.98)
Extraordinary loss, net of tax effect:					
Basic	(.20)	(.10)	—	(.14)	(.01)
Diluted	(.20)	(.10)	—	(.14)	(.01)
Pro forma(3)	N/A	N/A	N/A	N/A	(.01)
Cumulative effect of a change in accounting principle	(.66)	—	—	—	—
Net income (loss):					
Basic	(1.38)	(.95)	(.96)	(.69)	.26
Diluted	(1.38)	(.95)	(.96)	(.69)	.25
Pro forma(3)	N/A	N/A	N/A	N/A	(.99)
Cash Dividends — Common Stock	—	—	—	—	—
Net cash provided by operating activities	204,483	183,291	176,161	197,349	119,010
Net cash used in investing activities	(171,545)	(284,041)	(337,063)	(506,178)	(1,664,883)
Net cash provided (used) by financing activities	(52,966)	111,415	66,949	49,488	1,861,098
Total assets	4,245,158	4,246,142	4,191,339	4,161,572	4,052,465
Long-term debt(4)	2,313,804	2,247,069	2,322,313	2,204,988	2,064,189

(1) Our reported results in 1998 were materially affected by two significant acquisitions. In March 1998, we acquired a controlling interest in Walibi S.A. and in April of that year we acquired the former Six Flags. The timing of these acquisitions, when coupled with the seasonality of our business, resulted in our recognizing substantially all of the revenues of the acquired parks (which represented 61.2% of our revenues for the year ended December 31, 1998) while excluding almost all of their pre-season expenses. Had the Walibi and Six Flags acquisitions and the related financings occurred on January 1, 1998, pro forma revenues for 1998 would have been $817,049,000; pro forma income from operations would have been $91,754,000; and proforma loss before extraordinary loss would have been $51,160,000. Subsequent acquisitions have not materially affected our annual results. See Note 2 to our Notes to Consolidated Financial Statements.

(2) *All per share data has been retroactively adjusted to give effect to a two-for-one stock split consummated in July 1998.*

(3) Includes results of operations of the former Six Flags and Walibi as if the acquisitions and associated financings had occurred on January 1, 1998. See Note 1.

(4) Includes current portion.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

GENERAL

Our revenue is derived from the sale of tickets for entrance to our parks (approximately 54.7%, 54.6% and 54.1% in 2002, 2001 and 2000, respectively) and the sale of food, merchandise, games and attractions inside our parks, as well as sponsorship and other income (approximately 45.3%, 45.4% and 45.9% in 2002, 2001 and 2000, respectively). Our principal costs of operations include salaries and wages, employee benefits, advertising, outside services, maintenance, utilities and insurance. Our expenses are relatively fixed. Costs for full-time employees, maintenance, utilities, advertising and insurance do not vary significantly with attendance, thereby providing us with a significant degree of operating leverage as attendance increases and fixed costs per visitor decrease.

The comparability of our results between periods is impacted by the timing of the acquisitions we make. Results of operations for 2002 include the results of Jazzland (now Six Flags New Orleans) from its acquisition date of August 23, 2002. Results of operations for 2001 include the results of the former Sea World of Ohio from February 9, 2001, and of La Ronde from May 2, 2001, their respective acquisition dates. Results of operations for 2000 include the results of Enchanted Village and Wild Waves from December 2000, its acquisition date.

We believe that opportunities exist to acquire additional theme parks. We also intend to continue the addition of the rides and attractions and overall improvement of our parks to maintain and enhance their appeal, although the level of our expenditure in this respect is expected to be lower in the next several years than had previously been the case. We believe this strategy has contributed to increased attendance, lengths of stay and in-park spending and, therefore, profitability.

Critical Accounting Policies

In the ordinary course of business, we make a number of estimates and assumptions relating to the reporting of results of operations and financial condition in the preparation of our consolidated financial statements in conformity with accounting principles generally accepted in the United States of America. Results could differ significantly from those estimates under different assumptions and conditions. We believe that the following discussion addresses our critical accounting policies, which are those that are most important to the portrayal of our consolidated financial condition and results and require management's most difficult, subjective and complex judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain.

Property and Equipment

Property and equipment is recorded at cost and is depreciated on a straight-line basis over the estimated useful lives of those assets. Changes in circumstances such as technological advances, changes to our business model or changes in our capital strategy could result in the actual useful lives differing from our estimates. In those cases in which we determine that the useful life of property and equipment should be shortened, we depreciate the net book value in excess of the salvage value, over the revised remaining useful life, thereby increasing depreciation expense. A reduction in the useful life of the property and equipment utilized in the operations of our theme park partnerships similarly increases depreciation expense related to such investments and thereby reduce equity in operations of theme parks.

Accounting for income taxes

As part of the process of preparing our consolidated financial statements we are required to estimate our income taxes in each of the jurisdictions in which we operate. This process involves us estimating our actual current tax exposure together with assessing temporary differences resulting from differing treatment of items, such as differing depreciation periods for our property and equipment and deferred revenue, for tax and financial accounting purposes. These differences result in deferred tax assets and liabilities, which are included within our consolidated balance sheet. We must then assess the likelihood that our deferred tax assets (principally net operating loss carryforwards) will be recovered from future taxable income. To the extent we believe that recovery is not likely, we must establish a valuation allowance. To the extent we establish a valuation allowance or increase this allowance in a period, we must include an expense within the tax provision in the consolidated statement of operations.

Significant management judgment is required in determining our provision or benefit for income taxes, our deferred tax assets and liabilities and any valuation allowance recorded against our net deferred tax assets. We have recorded a valuation allowance of $1.2 million as of December 31, 2002, due to uncertainties related to our ability to utilize some of our deferred tax assets, primarily consisting of certain net operating losses carried forward and tax credits, before they expire. The valuation allowance is based on our estimates of taxable income by jurisdiction in which we operate and the period over which our deferred tax assets will be recoverable. In the event that actual results differ from these estimates or we adjust these estimates in future periods we may need to establish an additional valuation allowance which could materially impact our consolidated financial position and results of operations.

Valuation of long-lived and intangible assets and goodwill

Through December 31, 2001, we had assessed the impairment of long-lived assets and goodwill whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Factors we considered important which could have triggered an impairment review included the following:

- significant underperformance relative to expected historical or projected future operating results;
- significant changes in the manner of our use of the acquired assets or the strategy for our overall business;
- significant negative industry or economic trends;
- significant decline in our stock price for a sustained period; and
- our market capitalization relative to net book value.

Through that date, when we determined that the carrying value of long-lived assets and related goodwill may not have been recoverable based upon the existence of one or more of the above indicators of impairment, we measured any impairment based on a projected discounted cash flow method using a discount rate determined by our management to be commensurate with the risk inherent in our current business model. Long-lived assets amounted to $3,948.1 million including goodwill and other intangible assets of $1,146.8 million as of December 31, 2002. Long-lived assets included property and equipment, investment in the park partnerships and intangible assets.

In 2002, Statement of Financial Accounting Standards ("SFAS") No. 142, "Goodwill and Other Intangible Assets" became effective and as a result, as of January 1, 2002, we ceased amortizing approximately $1.2 billion of goodwill. We had recorded approximately $57.3 million of goodwill amortization (including equity method goodwill, exclusive of tax effect) on these amounts during 2001 and would have recorded a comparable amount of amortization during 2002. Had SFAS No. 142 been in effect during 2001 and 2000, the net loss applicable to common stock for the year would have decreased to $27.3 million (or $0.31 per basic share) and $19.9 million (or $0.25 per basic share), respectively. In lieu of amortization, we were required to perform an initial impairment review of our goodwill in 2002 and are required to perform an annual impairment review thereafter. To accomplish this, we identified our reporting units (North America and Europe) and determined the carrying value of each reporting unit by assigning the assets and liabilities, including the existing goodwill and intangible assets, to those reporting units as of January 1, 2002. We then determined the fair value of each reporting unit, compared it to the carrying amount of the reporting unit and compared the implied fair value of the reporting unit goodwill with the carrying amount of the reporting unit goodwill, both of which were measured as of the date of adoption. The implied fair value of goodwill is determined by allocating the fair value of the reporting unit to all of the assets (recognized and unrecognized) and liabilities of the reporting unit in a manner similar to a purchase price allocation. The residual fair value after this allocation is the implied fair value of the reporting unit goodwill. Based on the foregoing, we determined that $61.1 million of goodwill associated with our European reporting unit was impaired and, during 2002, we recognized a transitional impairment loss in that amount as the cumulative effect of a change in accounting principle in our consolidated statements of operations. The loss was retroactively recorded in the first quarter of 2002, which was restated for this loss, in accordance with the requirements of SFAS No. 142. Our unamortized goodwill after impairment is $1,122.7 million. See Note 1(j) to Notes to Consolidated Financial Statements.

Results of Operations

Years Ended December 31, 2002 and 2001

Revenue. Revenue in 2002 totaled $1,037.9 million compared to $1,046.0 million for 2001, representing a 0.8% decrease. This decrease reflects a 7.8% decrease in attendance at the consolidated parks. The attendance shortfall was most pronounced at three parks, reflecting the impact of the difficult economy, particularly in group outings business and other market specific performance issues. This attendance shortfall was offset in part by a 7.6% increase in total per capita spending, reflecting growth both in admission per capita and in-park and other revenue per capita. Excluding revenues at the former Jazzland (now Six Flags New Orleans) acquired on August 23, 2002, revenues in 2002 would have decreased $9.3 million (or 0.9%).

Operating expenses. Operating expenses for 2002 increased $4.2 million (1.0%) compared to expenses for 2001. The increase resulted from the inclusion for the entire 2002 year of the former Sea World of Ohio, which was acquired in February 2001, and La Ronde, acquired in May 2001, as well as the inclusion in 2002 of expenses at Jazzland subsequent to the August 23, 2002 acquisition of that park. The Sea World facility was combined with our adjacent Six Flags park in 2001 after its acquisition. Assuming that the Sea World and La Ronde parks had been owned for the entire 2001 year and excluding expenses at Jazzland for 2002, operating expenses in 2002 would have decreased $2.4 million (0.6%) as compared to the pro forma prior year.

Selling, general and administrative; noncash compensation. Selling, general and administrative expenses for 2002 decreased $0.3 million compared to comparable expenses for 2001. Assuming that the Sea World and La Ronde parks had been owned for the entire 2001 year and excluding expenses at Jazzland for 2002, selling, general and administrative expenses in 2002 would have decreased $1.9 million (1.0%) as compared to the pro forma prior year. Noncash compensation expense was $0.6 million greater than the prior year, reflecting the increased amortization associated with prior year restricted stock awards, which have now been fully amortized and director stock options.

Costs of products sold. Costs of products sold in 2002 decreased $2.5 million compared to costs for 2001, reflecting the slight decrease in theme park food, merchandise and other revenue in 2002. As a percentage of theme park food, merchandise and other revenue, costs of products sold were approximately 18.8% and 19.2%, respectively, in 2002 and 2001.

Depreciation and amortization; interest expense, net of interest income; other income (expense). Depreciation and amortization expense for 2002 decreased $48.0 million compared to 2001. The decrease compared to the 2001 level was attributable to the elimination of amortization of goodwill in 2002 (see "Critical Accounting Policies — Valuation of Long-lived and Intangible Assets and Goodwill" and Note 1 to Notes to Consolidated Financial Statements), offset in part by a $8.4 million increase in depreciation expense in 2002. Interest expense, net increased $4.7 million compared to 2001. The increase compared to interest expense, net for 2001 resulted primarily from a decrease in 2002 in interest income compared to the prior year as well as the short-term effects of our February 2002 refinancing of $450.0 million of debt with the proceeds of our issuance of $480.0 million principal amount of $8^7/_8$% Senior Notes due 2010. Because the related redemption of the refinanced notes was not effected until April 1, 2002, interest expense on these notes continued to accrue through the end of the first quarter of 2002. Other expense increased $0.8 million in 2002 compared to the prior year.

Equity in operations of theme parks. Equity in operations of theme park partnerships reflects our share of the income or loss of Six Flags Over Texas (we have a 36% effective ownership) and Six Flags Over Georgia, including White Water Atlanta (we have a 25% effective ownership), and the lease of Six Flags Marine World. Our minority investment in Warner Bros. Movie World Madrid is accounted for under the cost method and did not affect equity in operations in 2002. During 2002, equity in operations of theme parks decreased $5.8 million compared to 2001, primarily as a result of reduced attendance and revenues at two of these parks in 2002.

Income tax benefit (expense). Income tax benefit was $4.1 million for 2002 compared to a $7.2 million benefit for 2001. Prior to 2002, our effective tax rate was adversely affected from the result of permanent differences associated with goodwill amortization for financial purposes, the lesser amount of amortization that is deductible for tax purposes and from nondeductible compensation expense associated with conditional stock options and restricted stock grants. During 2002, our effective tax rate was adversely impacted by such nondeductible compensation expense and the limited recognition of tax benefits from our European operations.

At December 31, 2002, we estimated that we had approximately $1,041.0 million of net operating losses ("NOLs") carryforwards for Federal income tax purposes. The NOLs are subject to review and potential disallowance by the Internal Revenue Service upon audit of our Federal income tax returns and those of our subsidiaries. In addition, the use of such NOLs is subject to limitations on the amount of taxable income that can be offset with such NOLs. Some of such NOLs also are subject to a limitation as to which of the subsidiaries' income such NOLs are permitted to offset. Although no assurance can be given as to the timing or amount of the availability of such NOLs to us and our subsidiaries, we anticipate that it is more likely than not that virtually all of the NOLs will be utilized prior to their expiration. See Note 8 to Notes to Consolidated Financial Statements.

Years Ended December 31, 2001 and 2000

Revenue. Revenue in 2001 totaled $1,046.0 million compared to $1,007.0 million for 2000. This 3.9% increase resulted from the inclusion of the performance of three parks acquired after the 2000 season. One of the acquired parks, the former Sea World of Ohio, operated in 2001 together with our previously owned adjacent facility as a single gate, Six Flags Worlds of Adventure. Excluding the results of the acquired parks in Montreal and Seattle and excluding the increase in revenues at the combined Ohio facility, revenues in 2001 on a constant currency basis decreased approximately 1.1% over the prior year. Domestic revenues from consolidated parks in 2001 increased by 4.6% over 2000 and increased by 0.1% on a same park basis. Growth in domestic revenues was constrained by a lower than expected increase in per capita spending reflecting the impact of difficult economic conditions (per capita spending grew by 3.6%), and by a sharp drop-off in performance in the weekend operations immediately following the September 11, 2001 terrorist activities. International park revenues were down approximately 7.8% from 2000 on a same park basis in constant currencies, reflecting particularly the performance of our European parks. The performance of those parks was adversely affected by a number of factors, including difficult economic conditions and challenging weather in a number of markets.

Operating expenses. Operating expenses for 2001 increased $32.3 million compared to expenses for 2000. Excluding the acquired parks in Montreal and Seattle and excluding the increase in expenses at the combined Ohio facility, operating expenses in 2001 decreased $1.1 million (or 0.3%) as compared to the prior-year.

Selling, general and administrative; noncash compensation. Selling, general and administrative expenses for 2001 increased $22.5 million compared to comparable expenses for 2000. Excluding the acquired parks in Montreal and Seattle and excluding the increase in expenses at the combined Ohio facility, selling, general and administrative expenses increased $11.2 million (or 6.8%) as compared to the prior-year, primarily due to increases in advertising and insurance expenses and increased real estate and other taxes. Noncash compensation expense was $4.0 million less than the prior-year period, reflecting the decreased amortization associated with prior year restricted stock awards and conditional option grants.

Costs of products sold. Costs of products sold in 2001 decreased $4.6 million compared to costs for 2000, and decreased $7.6 million excluding the acquired parks in Montreal and Seattle and excluding the increases in expenses at the combined Ohio facility. As a percentage of theme park food, merchandise and other revenue, costs of products sold in 2001 were 19.2%, compared to 20.7% in the prior-year period, reflecting in part our increased use of games and other concession arrangements in which we receive revenues from third party operators without incurring the associated costs, as well as increased efficiencies.

Depreciation and amortization; interest expense, net of interest income; other income (expense). Depreciation and amortization expense for 2001 increased $19.8 million compared to 2000. The increase compared to the prior-year level was attributable to additional expense associated with the acquired parks, including the former Sea World of Ohio and our ongoing capital program. Interest expense, net decreased $1.4 million compared to 2000. The decrease compared to interest expense, net for the prior-year resulted from lower average interest rates and lower average debt balances. Other expense decreased in 2001 by $5.5 million compared to 2000 due to a reduced level of asset dispositions in 2001.

Equity in operations of theme parks. Equity in operations of theme parks reflects our share of the income or loss of Six Flags Over Texas (we have a 36% effective ownership) and Six Flags Over Georgia, including White Water Atlanta (we have a 25% effective ownership), and the lease of Six Flags Marine World. During 2001, equity in operations of theme parks increased $9.7 million compared to 2000, primarily as a result of improved attendance and revenue performance at Six Flags Over Texas and Six Flags Marine World over the prior year.

Income tax benefit (expense). Income tax benefit was $7.2 million for 2001 compared to a $5.6 million expense for 2000. During 2001, our effective tax rate was adversely affected from the result of permanent differences associated with goodwill amortization for financial purposes, the lesser amount of amortization that is deductible for tax purposes and from nondeductible compensation expense associated with conditional stock options and restricted stock grants. Additionally during 2001, we reorganized our European organizational structure which reduced the effective tax rate in Europe.

Liquidity, Capital Commitments and Resources

At December 31, 2002, our total debt aggregated $2,313.8 million, of which approximately $20.1 million was scheduled to mature prior to December 31, 2003. Based on interest rates at December 31, 2002 for floating rate debt and after giving effect to the interest rate swaps described below, annual cash interest payments for 2003 on total debt at December 31, 2002 will aggregate approximately $180.4 million. In addition, annual dividend payments on our outstanding preferred stock are $20.8 million, payable at our option in cash or shares of Common Stock.

Our debt at December 31, 2002 included $1,665.4 million of fixed-rate senior notes, with staggered maturities ranging from 2007 to 2010, $615.0 million under our credit facility and $33.4 million of other indebtedness. Our credit facility includes a $600.0 million term loan (all of which was outstanding at December 31, 2002); a $100.0 million multicurrency reducing revolver facility (none outstanding at that date) and a $300.0 million working capital revolver ($15.0 million outstanding at that date). The working capital facility must be repaid in full for 30 consecutive days during each year and terminates on June 30, 2008. The multicurrency reducing revolving credit facility, which permits optional prepayments and reborrowings, requires quarterly mandatory reductions in the initial commitment (together with repayments, to the extent that the outstanding borrowings thereunder would exceed the reduced commitment) of 2.5% of the committed amount thereof commencing on December 31, 2004, 5.0% commencing on March 31, 2006, 7.5% commencing on March 31, 2007 and 18.75% commencing on March 31, 2008 and this facility terminates on June 30, 2008. The term loan facility requires quarterly repayments of 0.25% of the outstanding amount thereof commencing on September 30, 2004 and 24.0% commencing on September 30, 2008. The term loan matures on June 30, 2009. Under the credit facility, the maturity of the term loan will be shortened to various dates between December 31, 2006 and December 31, 2008 if prior to such dates (i) we do not repay or refinance three issues of public debt or (ii) our outstanding preferred stock is not converted or redeemed. All of our outstanding preferred stock ($287.5 million liquidation preference) must be redeemed on August 15, 2009 (to the extent not previously converted into common stock). See Notes 6 and 9 to Notes to Consolidated Financial Statements for additional information regarding our indebtedness and preferred stock.

At December 31, 2002, we had approximately $36.6 million of unrestricted cash, $75.1 million of restricted cash (available to fund obligations relating to the Partnership Parks described below) and $375.4 million available under our credit facility.

Due to the seasonal nature of our business, we are largely dependent upon our $300.0 million working capital revolving credit portion of our credit agreement in order to fund off season expenses. Our ability to borrow under the working capital revolver is dependent upon compliance with certain conditions, including financial ratios and the absence of any material adverse change. We are currently in compliance with all of these conditions. If we were to become unable to borrow under the facility, we would likely be unable to pay in full our off-season obligations. The working capital facility expires in June 2008. The terms and availability of our credit facility and other indebtedness would not be affected by a change in the ratings issued by rating agencies in respect to our indebtedness.

During the year ended December 31, 2002, net cash provided by operating activities was $204.5 million. Net cash used in investing activities in 2002 totaled $171.5 million, consisting primarily of capital expenditures for the 2003 and 2002 seasons, investments in Movie World Madrid and other theme park partnerships and the cash portion of the purchase of Six Flags New Orleans. Net cash used in financing activities in 2002 was $53.0 million, representing the redemption of two public debt issuances on April 1, 2002, open market purchases of certain of our public debt and cash dividends paid on our preferred stock, offset by the proceeds of the 2002 debt offering.

In connection with our 1998 acquisition of the former Six Flags, we guaranteed certain obligations relating to Six Flags Over Georgia and Six Flags Over Texas. These obligations continue until 2026, in the case of the Georgia park and 2027, in the case of the Texas park. Among such obligations are (i) minimum annual distributions (including rent) of approximately $52.2 million in 2003 (subject to cost of living adjustments in subsequent years) to partners in these two Partnerships Parks (of which we will be entitled to receive in 2003 approximately $16.4 million based on our present ownership of 25.0% of the Georgia partnership and 35.6% of the Texas partnership), (ii) minimum capital expenditures at each park during rolling five-year periods based generally on 6% of park revenues, and (iii) an annual offer to purchase a maximum number of 5% per year (accumulating to the extent not purchased in any given year) of limited partnership units at specified prices.

We plan to make approximately $8.8 million of capital expenditures at these parks for the 2003 season, an amount in excess of the minimum required expenditure. Because we have not been required since 1998 to purchase a material amount of units, our maximum unit purchase obligation for both parks in 2003 is an aggregate of approximately $159.1 million, representing approximately 30.0% of the outstanding units of the Georgia park and 22.7% of the outstanding units of the Texas park. The annual unit purchase obligation (without taking into account accumulation from prior years) aggregates approximately $30.1 million for both parks based on current purchase prices. As we purchase additional units, we are entitled to a proportionate increase in our share of the minimum annual distributions.

Cash flows from operations at these Partnership Parks will be used to satisfy the annual distribution and capital expenditure requirements, before any funds are required from us. The two partnerships generated approximately $61.9 million of aggregate EBITDA during 2002. In addition, we had $75.1 million in a dedicated escrow account at December 31, 2002 (classified as a restricted-use investment) available to fund these obligations and the obligation to purchase units. The escrow arrangement terminates on April 1, 2003. At December 31, 2002, we had total loans outstanding of $104.2 million to the partnerships that own these parks, primarily to fund the acquisition of Six Flags White Water Atlanta and to make capital improvements, which loans are included in our investment in theme parks.

By virtue of its acting as the managing general partner of the partnerships that own Six Flags Over Texas and Six Flags Over Georgia, one of our subsidiaries is legally liable for the obligations of each of those parks, including their indebtedness. Because we are required to account for our interests in those parks by the equity method of accounting, the obligations of the partnerships are not reflected as liabilities on our consolidated balance sheet. At December 31, 2002, these partnerships had outstanding $39.8 million of third-party indebtedness (including $9.3 million of borrowings under working capital revolving facilities at that date), of which $18.3 million (including the working capital facilities' borrowings) matures prior to December 31, 2003. We expect that cash flow from operations at each of the Partnership Parks will be adequate to satisfy its debt obligations.

Our previous property insurance policies expired in September 2002 and our liability insurance policies expired in November 2002. The replacement insurance policies we obtained do not cover risks to property related to terrorist activities (which were not excluded from the prior property insurance policies), require higher premiums and have larger self insurance retentions than the previous policies. The current policies expire in September and November 2003. Due in large part to the continuing effects of the September 11, 2001 terrorist attack upon the insurance industry, we cannot predict the level of the premiums that we may be required to pay for subsequent insurance coverage, the level of any self insurance retention applicable thereto, the level of aggregate coverage available or the availability of coverage for specific risks, such as terrorism.

Set forth below is certain information regarding our debt, preferred stock and lease obligations at December 31, 2002 (in thousands):

	Payment Due by Period				
	2003	2004-2006	2007-2009	2010 and beyond	Total
Contractual Obligation					
Long term debt[(1)]	$ 5,072	$31,586	$1,795,392	$480,313	$2,312,363
PIERS[(2)]	—	—	287,500	—	287,500
Real estate and operating leases[(3)]	6,930	19,393	21,890	105,285	153,498
Total	$12,002	$50,979	$2,104,782	$585,598	$2,753,361

(1) Includes capital lease obligations. Payments shown at principal amount. Payments shown do not include interest payments or principal payments on our working capital revolver, borrowings under which aggregated $15.0 million at December 31, 2002. The $300.0 million working capital revolver must be repaid in full for 30 consecutive days in each year. Obligations not denominated in U.S. Dollars have been converted based on the exchange rates existing on December 31, 2002.

(2) Amount shown excludes annual dividends of approximately $20.8 million, which we are permitted to pay in either cash or common stock. The amount shown for the 2009 cash redemption obligations assumes no conversion of PIERS prior thereto.

(3) Assumes for lease payments based on a percentage of revenues, future payments at 2002 revenue levels. Also does not give effect to cost of living adjustments. Obligations not denominated in U.S. Dollars have been converted based on the exchange rates existing on December 31, 2002.

In addition to the debt, preferred stock and lease obligations set forth above and our commitments to the partnerships that own Six Flags Over Texas and Six Flags Over Georgia discussed above, our contractual commitments include commitments for license fees to Warner Bros. and commitments relating to capital expenditures. License fees to Warner Bros. for our domestic parks aggregate $2.5 million annually through 2005. After that season, the license fee is payable based upon the number of domestic parks utilizing the licensed characters. The license fee relating to our international parks is based on percentages of the revenues of the international parks utilizing the characters. For 2002, license fees for our international parks aggregated $2.4 million. We have prepaid approximately $6.8 million of the international license fees.

Although we are contractually committed to make specified levels of capital expenditures at selected parks for the next several years, the vast majority of our capital expenditures in 2003 and beyond will be made on a discretionary basis. We plan on spending approximately $130 million on capital expenditures for the 2003 season, including the expenditures at the Partnership Parks.

The degree to which we are leveraged could adversely affect our liquidity. Our liquidity could also be adversely affected by unfavorable weather, accidents or the occurrence of an event or condition, including negative publicity or significant local competitive events, that significantly reduces paid attendance and, therefore, revenue at any of our theme parks.

We believe that, based on historical and anticipated operating results, cash flows from operations, available cash and available amounts under the credit agreement will be adequate to meet our future liquidity needs, including anticipated requirements for working capital, capital expenditures, scheduled debt and preferred stock requirements and obligations under arrangements relating to the Partnership Parks, for at least the next several years. We expect to refinance all or a portion of our existing debt on or prior to maturity or to seek additional financing. In addition, our anticipated cash flows could be materially adversely affected by the occurrence of certain of the risks described in "Business — Risk Factors" in our Annual Report on Form 10-K, for the year ended December 31, 2002. In that case, we would need to seek additional financing.

We may from time to time seek to retire our outstanding debt through cash purchases and/or exchanges for equity securities, in open market purchases, privately negotiated transactions or otherwise. Such repurchases or exchanges, if any, will depend on the prevailing market conditions, our liquidity requirements, contractual restrictions and other factors. The amounts involved may be material.

Market Risks and Sensitivity Analyses

Like other global companies, we are exposed to market risks relating to fluctuations in interest rates and currency exchange rates. The objective of our financial risk management is to minimize the negative impact of interest rate and foreign currency exchange rate fluctuations on our operations, cash flows and equity. We do not acquire market risk sensitive instruments for trading purposes.

We are party to three interest rate swap agreements that for the term of the applicable agreements (ranging from March 2005 to June 2005) effectively convert our $600.0 million term loan into a fixed rate obligation. Our term loan borrowings bear interest at 2.25% above the LIBOR rate. Our interest rate swap agreements effectively "lock-in" the LIBOR component at rates ranging from 5.13% to 6.07% and average 5.46% until March 6, 2003, and then 2.065% to 3.50% and average 3.01%. The counterparties to these agreements are major financial institutions, which minimizes the credit risk.

Interest Rate and Debt Sensitivity Analysis

The following analysis presents the sensitivity of the market value, operations and cash flows of our market-risk financial instruments to hypothetical changes in interest rates as if these changes occurred at December 31, 2002. The range of changes chosen for this analysis reflect our view of changes which are reasonably possible over a one-year period. Market values are the present values of projected future cash flows based on the interest rate assumptions. These forward looking disclosures are selective in nature and only address the potential impacts from financial instruments. They do not include other potential effects which could impact our business as a result of these changes in interest and exchange rates.

At December 31, 2002, we had debt totaling $2,313.8 million, of which $1,695.3 million represents fixed-rate debt and the balance represents floating-rate debt. Of the floating-rate debt, $600.0 million principal amount is subject to interest rate swap agreements. For fixed-rate debt, interest rate changes affect the fair market value but do not impact book value, operations or cash flows. Conversely, for floating-rate debt, interest rate changes generally do not affect the fair market value but do impact future operations and cash flows, assuming other factors remain constant.

Additionally, increases and decreases in interest rates impact the fair value of the interest rate swap agreements. A decrease in thirty and ninety-day LIBOR interest rates increases the fair value liability of the interest rate swap agreements. However, over the term of the interest rate swap agreements, the economic effect of changes in interest rates is fixed as we will pay a fixed amount and are not subject to changes in interest rates.

Assuming other variables remain constant (such as foreign exchange rates and debt levels), after giving effect to our interest rate swap agreements and assuming an average annual balance on our working capital revolver, the pre-tax operations and cash flows impact resulting from a one percentage point increase in interest rates would be less than $0.9 million.

Recently Issued Accounting Pronouncements

In April 2002, the FASB issued Statement No. 145, "Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections." The Statement updates, clarifies and simplifies existing accounting pronouncements. As it relates to us, the statement eliminates the extraordinary loss classification on early debt extinguishments. Instead, the premiums and other costs associated with the early extinguishment of debt would be reflected in pre-tax results similar to other debt-related expenses, such as interest expense and amortization of issuance costs. The statement became effective on January 1, 2003 in our case. Upon adoption, we will reclassify the extraordinary losses incurred in prior periods ($18.5 million, net of tax benefit of $11.4 million in 2002 and $8.5 million, net of tax benefit of $5.2 million in 2001) as pretax items. The adoption of this statement did not modify or adjust net loss for any period and not impact our compliance with various debt covenants.

The FASB issued Statement No. 146, "Accounting for Costs Associated with Exit or Disposal Activities," in June 2002. The provisions of Statement No. 146 are effective for exit or disposal activities that are initiated after December 31, 2002. The adoption of Statement No. 146 had no effect on our consolidated financial position or results of operations.

In November 2002, the FASB issued Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness to Others, an interpretation of FASB Statements No. 5, 57 and 107 and a rescission of FASB Interpretation No. 34." This Interpretation elaborates on the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under guarantees issued. The Interpretation also clarifies that a guarantor is required to recognize, at inception of a guarantee, a liability for the fair value of the obligation undertaken. The initial recognition and measurement provisions of the Interpretation are applicable to guarantees issued or modified after December 31, 2002 and are not expected to have a material effect on our consolidated financial statements. The disclosure requirements are effective for financial statements of interim and annual periods ending after December 31, 2002 and are included in the notes to the accompanying consolidated financial statements.

In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation — Transition and Disclosure, an amendment of FASB Statement No. 123." This Statement amends FASB Statement No. 123, Accounting for Stock-Based Compensation, to provide alternative methods of transition for a voluntary change to the fair value method of accounting for stock-based employee compensation. In addition, this Statement amends the disclosure requirements of Statement No. 123 to require prominent disclosures in both annual and interim financial statements. Certain of the disclosure modifications are required for fiscal years ending after December 15, 2002 and are included in the notes to the accompanying consolidated financial statements. The adoption of Statement No. 148 did not have an impact on our consolidated financial statements.

In January 2003, the FASB issued Interpretation No. 46, "Consolidation of Variable Interest Entities, an Interpretation of Accounting Research Bulletin No. 51." Interpretation No. 46 requires a company to consolidate a variable interest entity if the company has a variable interest (or combination of variable interests) that will absorb a majority of the entity's expected losses if they occur, receive a majority of the entity's expected residual returns if they occur, or both. A direct or indirect ability to make decisions that significantly affect the results of the activities of a variable interest entity is a strong indication that a company has one or both of the characteristics that would require consolidation of the variable interest entity. Interpretation No. 46 also requires additional disclosures regarding variable interest entities. The new interpretation is effective immediately for variable interest entities created after January 31, 2003, and is effective in the first interim or annual period beginning after June 15, 2003, for variable interest entities in which a company holds a variable interest that it acquired before February 1, 2003. We are currently evaluating the provisions of the Interpretation. We do not expect the adoption to have a material impact on our consolidated results of operations. See Note 4 to Notes to Consolidated Financial Statements which discusses the Partnership Parks. These parks may be subject to consolidation as a result of the adoption of Interpretation No. 46.

SPECIAL NOTE ON FORWARD-LOOKING STATEMENTS

Some of the statements contained in this Annual Report constitute forward-looking statements, as this term is defined in federal securities law. The words "anticipates," "believes," "estimates," "expects," "plans," "intends" and similar expressions are intended to identify these forward-

looking statements, but are not the exclusive means of identifying them. These forward-looking statements reflect the current views of our management; however, various risks, uncertainties and contingencies could cause our actual results, performance or achievements to differ materially from those expressed in, or implied by, these statements. Reference is made to the Company's filings with the Securities and Exchange Commission for more detailed discussion of these risks. Accordingly, forward-looking statements should not be relied upon as a prediction of actual results. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

INDEPENDENT AUDITORS' REPORT

The Board of Directors and Stockholders
Six Flags, Inc.:

We have audited the accompanying consolidated balance sheets of Six Flags, Inc. and subsidiaries as of December 31, 2002 and 2001, and the related consolidated statements of operations, stockholders' equity and other comprehensive income (loss), and cash flows for each of the years in the three-year period ended December 31, 2002. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Six Flags, Inc. and subsidiaries as of December 31, 2002 and 2001, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 1(j) to the consolidated financial statements, the Company changed its method of accounting for goodwill and other intangible assets in 2002. As discussed in Note 5 to the consolidated financial statements, the Company changed its method of accounting for derivative instruments and hedging activities in 2001.

KPMG LLP

Oklahoma City, Oklahoma
February 28, 2003

Consolidated Balance Sheets

December 31, 2002 and 2001

	2002	2001
Assets		
Current assets:		
Cash and cash equivalents	$ 36,640,000	$ 53,534,000
Accounts receivable	40,019,000	35,470,000
Inventories	34,648,000	26,275,000
Prepaid expenses and other current assets	30,628,000	40,455,000
Restricted-use investment securities	75,111,000	—
Total current assets	217,046,000	155,734,000
Other assets:		
Debt issuance costs	51,752,000	45,490,000
Restricted-use investment securities	—	75,169,000
Deposits and other assets	28,286,000	32,110,000
Total other assets	80,038,000	152,769,000
Property and equipment, at cost	3,025,049,000	2,801,356,000
Less accumulated depreciation	624,961,000	465,656,000
	2,400,088,000	2,335,700,000
Investment in theme parks	401,201,000	388,273,000
Intangible assets net of accumulated amortization	1,146,785,000	1,213,666,000
Total assets	$4,245,158,000	$4,246,142,000
Liabilities and Stockholders' Equity		
Current liabilities:		
Accounts payable	$ 42,650,000	$ 33,056,000
Accrued compensation, payroll taxes and benefits	12,006,000	12,647,000
Accrued interest payable	38,345,000	30,674,000
Deferred income	15,409,000	15,237,000
Other accrued liabilities	45,534,000	38,548,000
Current portion of long-term debt	20,072,000	24,627,000
Total current liabilities	174,016,000	154,789,000
Long-term debt	2,293,732,000	2,222,442,000
Other long-term liabilities	54,704,000	33,496,000
Deferred income taxes	83,021,000	109,926,000
Mandatorily redeemable preferred stock (redemption value of $287,500,000)	279,993,000	278,867,000
Stockholders' equity		
Preferred stock, 5,000,000 shares authorized; 11,500 issued and outstanding	—	—
Common stock, $.025 par value, 150,000,000 shares authorized, 92,616,528 and 92,417,713 shares issued and outstanding at December 31, 2002 and 2001, respectively	2,315,000	2,310,000
Capital in excess of par value	1,747,324,000	1,744,134,000
Accumulated deficit	(338,674,000)	(211,006,000)
Deferred compensation	—	(6,950,000)
Accumulated other comprehensive income (loss)	(51,273,000)	(81,866,000)
Total stockholders' equity	1,359,692,000	1,446,622,000
Total liabilities and stockholders' equity	$4,245,158,000	$4,246,142,000

See accompanying notes to consolidated financial statements.

SIX FLAGS, INC

Consolidated Statements of Operations

Years ended December 31, 2002, 2001 and 2000

	2002	2001	2000
Revenue:			
Theme park admissions	$ 567,498,000	$ 571,008,000	$ 544,809,000
Theme park food, merchandise and other	470,435,000	474,956,000	462,172,000
Total revenue	1,037,933,000	1,045,964,000	1,006,981,000
Operating costs and expenses:			
Operating expenses	412,517,000	408,324,000	376,060,000
Selling, general and administrative	188,182,000	188,504,000	165,980,000
Noncash compensation (primarily selling, general and administrative)	9,256,000	8,616,000	12,584,000
Costs of products sold	88,472,000	91,004,000	95,652,000
Depreciation	150,437,000	141,997,000	125,455,000
Amortization	1,412,000	57,803,000	54,534,000
Total operating costs and expenses	850,276,000	896,248,000	830,265,000
Income from operations	187,657,000	149,716,000	176,716,000
Other income (expense):			
Interest expense	(231,245,000)	(230,033,000)	(232,336,000)
Interest income	3,179,000	6,639,000	7,569,000
Equity in operations of theme parks	15,664,000	21,512,000	11,833,000
Other expense	(5,426,000)	(4,602,000)	(10,119,000)
Total other income (expense)	(217,828,000)	(206,484,000)	(223,053,000)
Loss before income taxes	(30,171,000)	(56,768,000)	(46,337,000)
Income tax expense (benefit)	(4,062,000)	(7,195,000)	5,622,000
Loss before extraordinary loss and cumulative effect of a change in accounting principle	(26,109,000)	(49,573,000)	(51,959,000)
Extraordinary loss on extinguishment of debt, net of income tax benefit of $11,360,000 in 2002 and $5,227,000 in 2001	(18,535,000)	(8,529,000)	—
Loss before cumulative effect of a change in accounting principle	(44,644,000)	(58,102,000)	(51,959,000)
Cumulative effect of a change in accounting principle	(61,054,000)	—	—
Net loss	$ (105,698,000)	$ (58,102,000)	$ (51,959,000)
Net loss applicable to common stock	$ (127,668,000)	$ (84,617,000)	$ (75,247,000)
Net loss per average common share outstanding — basic and diluted:			
Loss before extraordinary loss and cumulative effect of a change in accounting principle	$ (0.52)	$ (0.85)	$ (0.96)
Extraordinary loss	(0.20)	(0.10)	—
Cumulative effect of a change in accounting principle	(0.66)	—	—
Net loss	$ (1.38)	$ (0.95)	$ (0.96)
Weighted average number of common shares outstanding — basic and diluted	92,511,000	89,221,000	78,735,000

See accompanying notes to consolidated financial statements.

Consolidated Statements of Stockholders' Equity and Other Comprehensive Income (Loss)

Years ended December 31, 2002, 2001 and 2000

	Preferred Stock		Common Stock						
	Shares Issued	Amount	Shares Issued	Amount	Capital in Excess of Par Value	Retained Earnings (Accumulated Deficit)	Deferred Compensation	Accumulated Other Comprehensive Income (Loss)	Total
Balances at December 31, 1999	11,500	$ 12,000	78,350,771	$1,958,000	$1,700,305,000	$ (53,681,000)	$(15,255,000)	$(17,723,000)	$1,615,616,000
Issuance of common stock	—	—	1,718,055	43,000	22,857,000	—	—	—	22,900,000
Amortization of deferred compensation	—	—	—	—	—	—	9,856,000	—	9,856,000
Stock option compensation	—	—	—	—	2,728,000	—	—	—	2,728,000
Net loss	—	—	—	—	—	(51,959,000)	—	—	(51,959,000)
Other comprehensive loss — foreign currency translation adjustment	—	—	—	—	—	—	—	(30,866,000)	(30,866,000)
Comprehensive loss									(82,825,000)
Preferred stock dividends	—	—	—	—	—	(23,288,000)	—	—	(23,288,000)
Balances at December 31, 2000	11,500	12,000	80,068,826	2,001,000	1,725,890,000	(128,928,000)	(5,399,000)	(48,589,000)	1,544,987,000
Issuance of common stock	—	—	12,069,975	302,000	9,547,000	—	(7,439,000)	—	2,410,000
Amortization of deferred compensation	—	—	—	—	—	—	5,888,000	—	5,888,000
Retirement of preferred stock	(11,500)	(12,000)	—	—	12,000	—	—	—	—
Stock option compensation	—	—	—	—	2,772,000	—	—	—	2,772,000
Net loss	—	—	—	—	—	(58,102,000)	—	—	(58,102,000)
Other comprehensive loss — foreign currency translation adjustment	—	—	—	—	—	—	—	(19,062,000)	(19,062,000)
Cash flow hedging derivatives, net of tax	—	—	—	—	—	—	—	(14,215,000)	(14,215,000)
Comprehensive loss									(91,379,000)
Preferred stock dividends	—	—	278,912	7,000	5,913,000	(23,976,000)	—	—	(18,056,000)
Balances at December 31, 2001	—	—	92,417,713	2,310,000	1,744,134,000	(211,006,000)	(6,950,000)	(81,866,000)	1,446,622,000
Issuance of common stock	—	—	198,815	5,000	884,000	—	—	—	889,000
Amortization of deferred compensation	—	—	—	—	—	—	6,950,000	—	6,950,000
Stock option compensation	—	—	—	—	2,306,000	—	—	—	2,306,000
Net loss	—	—	—	—	—	(105,698,000)	—	—	(105,698,000)
Other comprehensive loss — foreign currency translation adjustment	—	—	—	—	—	—	—	43,518,000	43,518,000
Additional minimum liability on defined benefit retirement plan, net of tax	—	—	—	—	—	—	—	(16,197,000)	(16,197,000)
Cash flow hedging derivatives, net of tax	—	—	—	—	—	—	—	3,272,000	3,272,000
Comprehensive loss	—	—	—	—	—	—	—	—	(75,105,000)
Preferred stock dividends	—	—	—	—	—	(21,970,000)	—	—	(21,970,000)
Balances at December 31, 2002	—	$ —	92,616,528	$2,315,000	$1,747,324,000	$(338,674,000)	$ —	$(51,273,000)	$1,359,692,000

See accompanying notes to consolidated financial statements.

Consolidated Statements of Cash Flows

Years ended December 31, 2002, 2001 and 2000

	2002	2001	2000
Cash flow from operating activities:			
Net loss	$(105,698,000)	$ (58,102,000)	$ (51,959,000)
Adjustments to reconcile net loss to net cash provided by operating activities (net of effects of acquisitions):			
Depreciation and amortization	151,849,000	199,800,000	179,989,000
Equity in operations of theme parks	(15,664,000)	(21,512,000)	(11,833,000)
Cash received from theme parks	26,679,000	26,973,000	33,531,000
Noncash compensation	9,256,000	8,616,000	12,584,000
Interest accretion on notes payable	37,818,000	34,168,000	30,733,000
Extraordinary loss on early extinguishment of debt	29,895,000	13,756,000	—
Cumulative change in accounting principle	61,054,000	—	
Amortization of debt issuance costs	8,952,000	9,370,000	8,573,000
Loss on disposal of fixed assets	4,375,000	4,203,000	10,119,000
(Increase) decrease in accounts receivable	(3,567,000)	5,350,000	(11,558,000)
(Increase) decrease in inventories and prepaid expenses	2,050,000	(1,596,000)	(8,011,000)
Decrease in deposits and other assets	3,824,000	3,912,000	7,588,000
Increase (decrease) in accounts payable, deferred revenue, accrued expenses and other liabilities	4,080,000	(33,301,000)	(26,599,000)
Increase in accrued interest payable	7,671,000	6,321,000	787,000
Deferred income tax benefit	(18,091,000)	(14,667,000)	2,217,000
Total adjustments	310,181,000	241,393,000	228,120,000
Net cash provided by operating activities	204,483,000	183,291,000	176,161,000
Cash flow from investing activities:			
Additions to property and equipment	(146,238,000)	(160,265,000)	(334,226,000)
Investment in theme parks	(23,943,000)	(7,096,000)	(23,699,000)
Acquisition of theme park assets	—	(132,165,000)	—
Acquisition of theme park companies, net of cash acquired	(5,415,000)	—	117,000
Purchase of restricted-use investments	(469,933,000)	(7,120,000)	(18,214,000)
Maturities of restricted-use investments	469,991,000	20,100,000	38,959,000
Proceeds from sale of assets	3,993,000	2,505,000	—
Net cash used in investing activities	(171,545,000)	(284,041,000)	(337,063,000)
Cash flow from financing activities:			
Repayment of long-term debt	(711,207,000)	(708,684,000)	(316,408,000)
Proceeds from borrowings	702,811,000	574,426,000	403,000,000
Net cash proceeds from issuance of preferred stock	—	277,834,000	—
Net cash proceeds from issuance of common stock	889,000	1,348,000	3,645,000
Payment of cash dividends	(20,844,000)	(22,845,000)	(23,288,000)
Payment of debt issuance costs	(24,615,000)	(10,664,000)	—
Net cash provided by (used in) financing activities	(52,966,000)	111,415,000	66,949,000
Effect of exchange rate changes on cash and cash equivalents	$ 3,134,000	$ (109,000)	$ (1,200,000)
Increase (decrease) in cash and cash equivalents	(16,894,000)	10,556,000	(95,153,000)
Cash and cash equivalents at beginning of year	53,534,000	42,978,000	138,131,000
Cash and cash equivalents at end of year	$ 36,640,000	$ 53,534,000	$ 42,978,000
Supplementary cash flow information:			
Cash paid for interest	$ 175,942,000	$ 180,174,000	$ 192,247,000
Cash paid for income taxes	$ 2,595,000	$ 2,546,000	$ 66,000

Consolidated Statements of Cash Flows, Continued

Years ended December 31, 2002, 2001 and 2000

Supplemental disclosure of noncash investing and financing activities:

2002

- Acquired approximately $3,084,000 of assets through a capital lease; $3,000,000 was in connection with the Jazzland acquisition.
- Assumed $16,820,000 of long-term debt in Jazzland acquisition, including the $3,000,000 capital lease referred to above.

2001

- Issued $1,062,000 of common stock (86,824 shares) as additional consideration for a theme park acquisition.
- Converted 5,750,000 shares of PIES into 11,500,000 shares of common stock.
- Acquired approximately $13,861,000 of assets through capital leases.
- Issued 278,912 shares of common stock as PIES dividends

2000

- Issued $19,255,000 of common stock (1,339,223 shares) as consideration for a water and children's ride park acquisition.

See accompanying notes to consolidated financial statements.

Notes to Consolidated Financial Statements

Years ended December 31, 2002, 2001 and 2000

(1) Summary of Significant Accounting Policies

(a) Description of Business

We own and operate regional theme amusement and water parks. As of December 31, 2002, we own or operate 39 parks, including 29 domestic parks, one park in Mexico, eight parks in Europe and one in Canada.

Unless otherwise indicated, references herein to "we," "our" or "Six Flags" means Six Flags, Inc. and our subsidiaries, and "Holdings" refers only to Six Flags, Inc., without regard to our subsidiaries.

On August 23, 2002, we acquired Jazzland (subsequently renamed Six Flags New Orleans), a theme park located outside New Orleans. See Note 2.

On May 2, 2001, we acquired substantially all of the assets of La Ronde, a theme park located in the City of Montreal. See Note 2.

In February 2001, we purchased substantially all of the assets used in the operation of Sea World of Ohio, a marine wildlife park located adjacent to our Six Flags Ohio theme park. See Note 2.

During December 2000, we purchased 100% of the capital stock of the company that owns Enchanted Village and Wild Waves, a water and rides park located near Seattle, Washington. See Note 2.

The accompanying consolidated financial statements for the year ended December 31, 2002, reflect the results of the former Jazzland only from its acquisition date in August 2002. The accompanying consolidated financial statements for the year ended December 31, 2001, reflect the results of the former Sea World of Ohio and La Ronde only from their acquisition dates of February 2001 and May 2001, respectively. The accompanying consolidated financial statements for the year ended December 31, 2000, reflect the results of Enchanted Village and Wild Waves only from its acquisition date, December 6, 2000.

(b) Basis of Presentation

Our accounting policies reflect industry practices and conform to accounting principles generally accepted in the United States of America.

The consolidated financial statements include our accounts, our majority and wholly owned subsidiaries, and limited partnerships and limited liability companies in which we beneficially own 100% of the interests. Intercompany transactions and balances have been eliminated in consolidation.

Our investments in partnerships and joint ventures in which we do not own controlling interests, but have significant influence over management and operations, are accounted for using the equity method.

(c) Cash Equivalents

Cash equivalents of $8,532,000 and $9,553,000 at December 31, 2002 and 2001, respectively, consist of short-term highly liquid investments with a remaining maturity as of purchase date of three months or less, which are readily convertible into cash. For purposes of the consolidated statements of cash flows, we consider all highly liquid debt instruments with remaining maturities as of their purchase date of three months or less to be cash equivalents.

(d) Inventories

Inventories are stated at the lower of cost (first-in, first-out) or market value and primarily consist of products for resale including merchandise and food and miscellaneous supplies.

(e) Prepaid Expenses and Other Current Assets

Prepaid expenses and other current assets include $8,859,000 and $8,433,000 of spare parts inventory for existing rides and attractions at December 31, 2002 and 2001, respectively. These items are expensed as the repair or maintenance of rides and attractions occur.

(f) Advertising Costs

Production costs of commercials and programming are charged to operations in the year first aired. The costs of other advertising, promotion, and marketing programs are charged to operations when incurred. The amounts capitalized at year end are included in prepaid expenses.

Advertising and promotions expense was $108,311,000, $115,124,000, and $105,640,000 during the years ended December 31, 2002, 2001 and 2000, respectively.

(g) Debt Issuance Costs

We capitalize costs related to the issuance of debt. The amortization of such costs is recognized as interest expense under a method approximating the interest method over the term of the respective debt issue.

(h) Property and Equipment

Rides and attractions are depreciated using the straight-line method over 5-25 years. Land improvements are depreciated using the straight-line method over 10-15 years. Buildings and improvements are depreciated over their estimated useful lives of approximately 30 years by use of the straight-line method. Furniture and equipment are depreciated using the straight-line method over 5-10 years.

Maintenance and repairs are charged directly to expense as incurred, while betterments and renewals are generally capitalized as property and equipment. When an item is retired or otherwise disposed of, the cost and applicable accumulated depreciation are removed and the resulting gain or loss is recognized.

(i) Investment in Theme Parks

We manage five parks in which we do not currently own a controlling interest. We account for our investment in four of these parks using the equity method of accounting. The equity method of accounting recognizes our share of the activity of Six Flags Over Texas, Six Flags Over Georgia and Six Flags White Water Atlanta and Six Flags Marine World in the accompanying consolidated statements of operations in the caption "equity in operations of theme parks." The equity method of accounting differs from the consolidation method of accounting used for the theme parks in which we own a controlling interest. In the consolidation method of accounting, the activities of the controlled parks are reflected in each revenue and expense caption rather than aggregated into one caption. Our 5% equity investment in Warner Bros. Movie World Madrid is accounted for using the cost method of accounting.

(j) Intangible Assets

For periods through December 31, 2001, goodwill, which represents the excess of purchase price over fair value of net assets acquired, had been amortized on a straight-line basis over the expected period to be benefited, generally 18 to 25 years. Other intangible assets had been amortized over the period to be benefited, generally up to 25 years. We assessed the recoverability of intangible assets by determining whether the amortization of the intangible asset balance over its remaining life could be recovered through undiscounted future operating cash flows from the acquisition. The amount of goodwill impairment, if any, would have been measured based on projected discounted future operating cash flows using a discount rate reflecting our average borrowing rate. The assessment of the recoverability of goodwill would be impacted if estimated future operating cash flows were not achieved.

For periods beginning on January 1, 2002, we adopted the provisions of Statement of Financial Accounting Standards (SFAS) No. 142, "Goodwill and Other Intangible Assets." As a result, goodwill and intangible assets with indefinite useful lives were no longer amortized, but instead will be tested for impairment at least annually. As of the date of the adoption of SFAS No. 142, our unamortized goodwill was $1,183,730,000. In lieu of amortization, we were required to perform an initial impairment review of our goodwill in 2002 and are required to perform an annual impairment review thereafter. To accomplish this, we identified our reporting units (North America and Europe) and determined the carrying value of each reporting unit by assigning the assets and liabilities, including the existing goodwill and intangible assets, to those reporting units as of January 1, 2002. We then determined the fair value of each reporting unit, compared it to the carrying amount of the reporting unit and compared the implied fair value of the reporting unit goodwill with the carrying amount of the reporting unit goodwill, both of which were measured as of the date of adoption. The implied fair value of goodwill is determined by allocating the fair value of the reporting unit to all of the assets (recognized and unrecognized) and liabilities of the reporting unit in a manner similar to a purchase price allocation. The residual fair value after this allocation is the implied fair value of the reporting unit goodwill. Based on the foregoing, we determined that $61.1 million of goodwill associated with our European reporting unit was impaired and, during 2002, we recognized a transitional impairment loss in that amount as the cumulative effect of a change in accounting principle in our consolidated statements of operations. The loss was retroactively recorded in the first quarter of 2002, which was restated for this loss, in accordance with the requirements of SFAS No. 142. Our unamortized goodwill after impairment is $1,122,676,000.

The following table reconciles our reported net loss to our adjusted net loss and our reported basic and diluted loss per average share to our adjusted basic and diluted loss per average share for the years ended December 31, 2002, 2001 and 2000. The amounts reflected in the year ended December 31, 2002 column do not include the $61.1 million cumulative effect of a change in accounting principle.

	Year Ended December 31,		
	2002	2001	2000
	(In thousands, except per share amounts)		
Reported loss before extraordinary loss and cumulative effect of a change in accounting principle	$(26,109)	$(49,573)	$(51,959)
Addback: Goodwill amortization, net of tax effect of $5,620,000 and $4,604,000	—	57,294	55,312
Adjusted income (loss) before extraordinary loss and cumulative effect of a change in accounting principle	(26,109)	7,721	3,353
Extraordinary loss on extinguishment of debt, net of tax	(18,535)	(8,529)	—
Adjusted net income (loss)	$(44,644)	(808)	3,353
Adjusted net loss applicable to common stock	$(66,614)	(27,323)	(19,935)
Basic and Diluted loss per average share:			
Reported loss applicable to common stock before extraordinary loss and cumulative effect of a change in accounting principle	$ (.52)	(.85)	(.96)
Goodwill amortization	—	.64	.71
Adjusted loss before cumulative effect of a change in accounting principle	(.52)	(.21)	(.25)
Extraordinary loss on extinguishment of debt, net of tax	(.20)	(.10)	—
Adjusted net loss before cumulative effect of a change in accounting principle	$ (.72)	$ (.31)	$ (.25)

Included in goodwill amortization above for the years ended December 31, 2001 and 2000 is approximately $56,452,000 and $53,489,000 of amortization included in the consolidated statements of operations, respectively, and $6,462,000 and $6,427,000, respectively, of equity method goodwill amortization included in equity in operations of theme park partnerships, exclusive of tax effect.

The following table reflects our intangible assets, exclusive of goodwill, all of which are subject to amortization (in thousands):

	As of December 31, 2002		As of December 31, 2001	
	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
Non-compete agreements	$ 4,610	$1,522	$ 4,610	$1,016
Licenses	$21,746	2,771	21,746	1,865
	$26,356	$4,293	$26,356	$2,881

We expect that amortization expense on our existing intangible assets subject to amortization will average approximately $1.4 million over each of the next five years.

(k) Long-Lived Assets

We review long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset or group of assets to future net cash flows expected to be generated by the asset or group of assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell.

In August 2001, the Financial Accounting Standards Board ("FASB") issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," which addresses financial accounting and reporting for the impairment or disposal of long-lived assets. While Statement No. 144 supersedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," it retains many of the fundamental provisions of that Statement. SFAS No. 144 also supersedes the accounting and reporting provisions of APB Opinion No. 30, "Reporting the Results of Operations — Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions," for the disposal of a segment of a business. However, it retains the requirement in Opinion No. 30 to report separately discontinued operations and extends that reporting to a component of an entity that either has been disposed of by sale, abandonment, or in a distribution to owners or is classified as held for sale. SFAS No. 144 is effective for fiscal years beginning after December 15, 2001 and was adopted by us on January 1, 2002. The adoption of SFAS 144 had no impact on our consolidated financial statements.

(l) Revenue Recognition

We recognize revenue upon admission into our parks, provision of our services, or when products are delivered to our customer. For season pass and other multi-use admissions, we recognize a pro-rata portion of the revenue as the customer attends our parks.

(m) Interest Expense

Interest on notes payable is generally recognized as expense on the basis of stated interest rates. Notes payable assumed in an acquisition are carried at amounts adjusted to impute a market rate of interest cost (when the obligations were assumed).

(n) Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. United States deferred income taxes have not been provided on foreign earnings which are being permanently reinvested.

(o) Loss Per Common Share

Basic loss per share is computed by dividing net loss applicable to common stock by the weighted average number of common shares outstanding for the period. No adjustments for stock options were included in the 2002, 2001 and 2000 computations of diluted loss per share because the effect would have been antidilutive. Additionally, the weighted average number of shares for each of the years ended December 31, 2002, 2001 and 2000 does not include the impact of the conversion of outstanding convertible preferred stock into shares of common stock as the effect of the conversion and resulting decrease in preferred stock dividends would be antidilutive. Our Preferred Income Equity Redeemable Shares (PIERS), which are shown as mandatorily redeemable preferred stock on our consolidated balance sheet, were issued in January 2001 and are convertible into 13,789,000 shares of common stock. On April 2, 2001, our Premium Income Equity Securities (PIES) automatically converted into a total of 11,500,000 common shares.

Preferred stock dividends and related issue costs of $21,970,000, $26,515,000 and $23,288,000 were included in determining net loss applicable to common stock in 2002, 2001 and 2000, respectively.

(p) Stock Compensation

In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation — Transition and Disclosure, an amendment of FASB Statement No. 123." This Statement amends FASB Statement No. 123, "Accounting for Stock-Based Compensation," to provide alternative methods of transition for a voluntary change to the fair value method of accounting for stock-based employee compensation. In addition, this Statement amends the disclosure requirements of Statement No. 123 to require prominent disclosures in both annual and interim financial statements. Certain of the disclosure modifications are required for fiscal years ending after December 15, 2002 and are included in the notes to the accompanying consolidated financial statements. The adoption of Statement No. 148 did not have an impact on our consolidated financial statements.

We apply the intrinsic-value based method of accounting prescribed by APB Opinion No. 25 and related interpretations in accounting for our stock option plan. Under this method, compensation expense for unconditional employee stock options is recorded on the date of grant only if the current market price of the underlying stock exceeds the exercise price. For employee stock options that are conditioned upon the achievement of performance goals, compensation expense, as determined by the extent that the quoted market price of the underlying stock at the time that the condition for exercise is achieved exceeds the stock option exercise price, is recognized over the service period. For stock options issued to nonemployees, we recognize compensation expense at the time of issuance based upon the fair value of the options issued.

Certain members of our management and professional staff have been issued seven-year options to purchase common shares under our 2001, 1998, 1996, 1995 and 1993 Stock Option and Incentive Plans (collectively, the Option Plans). Through December 31, 2002 all stock options granted under the Option Plans, have been granted with an exercise price equal to the underlying stock's fair value at the date of grant. Except for conditional options issued in 1998, options may be exercised on a cumulative basis with 20% of the total exercisable on the date of issuance and with an additional 20% being available for exercise on each of the succeeding anniversary dates. Any unexercised portion of the options will automatically terminate upon the seventh anniversary of the issuance date or following termination of employment. There were 1,531,000 conditional stock options granted in 1998. These options have the same vesting schedule as the unconditional stock options, except that no conditional option could be exercised until after the conditions of the stock option were met. The conditions related to the exercise of these stock options were met during December 1999.

In 1999 and 1998, we also issued to certain consultants options to purchase 40,000 and 70,000 common shares, respectively. The options have substantially the same terms and conditions as the options granted under the Option Plans. We recognized the fair value of the options issued to the consultants as an expense in the year in which these options were granted.

In June 2001, our shareholders approved a stock option plan for independent directors providing for options with respect to an aggregate of 250,000 shares. Options with respect to 80,000 shares, which had been previously granted, became effective upon shareholder approval. The exercise price of these options is $15.06 per share. In February 2002, options with respect to an additional 80,000 shares were issued to the independent directors. The exercise price of these options is $13.70 per share. Other than exercise prices, the terms of the directors' options are comparable to options issued under the Option Plans.

At December 31, 2002, there were 4,740,473 additional shares available for grant under the Option Plans. The per share weighted-average fair value of stock options granted during 2002, 2001 and 2000 was $9.49, $12.72 and $13.65, respectively, on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions: 2002 -expected dividend yield 0%, risk-free interest rate of 4.18%, expected volatility of 85%, and an expected life of 5 years. 2001 — expected dividend yield 0%, risk-free interest rate of 4.65%, expected volatility of 76%, and an expected life of 5 years. 2000 — expected dividend yield 0%, risk-free interest rate of 6.28%, expected volatility of 80%, and an expected life of 5 years.

No compensation cost has been recognized for the unconditional stock options in the consolidated financial statements. Had we determined compensation cost based on the fair value at the grant date for all our unconditional stock options under SFAS 123, "Accounting for Stock Based Compensation," our net loss would have been increased to the pro forma amounts below:

	2002	2001	2000
Net loss applicable to common stock:			
As reported	$(127,668,000)	$ (84,617,000)	$(75,247,000)
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	(19,837,000)	(18,988,000)	(21,802,000)
Pro forma	$(147,505,000)	$(103,605,000)	$(97,049,000)
Net loss per weighted average common share outstanding – basic and diluted:			
As reported	$ (1.38)	(0.95)	(0.96)
Pro forma	$ (1.59)	(1.16)	(1.23)

Stock option activity during the years indicated is as follows:

	Number of shares	Weighted-average exercise price
Balance at December 31, 1999	7,841,751	$19.55
Granted	151,000	20.00
Exercised	(377,501)	9.70
Forfeited	(183,400)	21.52
Expired	—	—
Balance at December 31, 2000	7,431,850	20.11
Granted	88,000	15.47
Exercised	(113,025)	11.92
Forfeited	—	—
Expired	—	—
Balance at December 31, 2001	7,406,825	20.01
Granted	549,000	13.70
Exercised	(198,815)	4.47
Forfeited	(383,000)	21.58
Expired	—	—
Balance at December 31, 2002	7,374,000	$19.88

At December 31, 2002, the range of exercise prices and weighted-average remaining contractual life of outstanding options was $11.00 to $25.00 and 3.39 years, respectively.

At December 31, 2002, 2001 and 2000, options exercisable were 4,962,410, 5,323,905, and 4,101,500, respectively, and weighted-average exercise price of those options was $19.44, $19.13 and $18.25, respectively.

Restricted Stock Grants

We issued 900,000 restricted common shares with an estimated aggregate value of $14,625,000 to members of our senior management in July 1997. We issued an additional 920,000 restricted common shares with an estimated aggregate value of $16,100,000 to members of our senior management in October 1998. We also issued an additional 370,126 restricted common shares with an estimated aggregate value of $7,439,000 to members of our senior management in April 2001. The restrictions on the stock issued lapse ratably over various terms, generally based on continued employment. The restrictions also lapse upon termination of the executive without cause or if a change in control of Six Flags occurs. Compensation expense equal to the aggregate value of the shares is being recognized as an expense over the respective vesting period. As of December 31, 2002, all compensation expense associated with the restricted common shares issued in July 1997, October 1998 and April 2001 has been fully recognized in our consolidated statements of operations.

(q) Investment Securities

Restricted-use investment securities at December 31, 2002 and 2001 consist of U.S. Treasury securities. The securities are restricted to provide funds to satisfy our obligations under certain guarantees of partnership arrangements described in Note 12. The restriction period for all remaining restricted-use investments terminates on April 1, 2003. We classify our investment securities in one of two categories: available-for-sale or held-to-maturity. Held-to-maturity securities are those securities in which we have the ability and intent to hold the security until maturity. All other securities held by us are classified as available-for-sale. We do not purchase investment securities principally for the purpose of selling them in the near term and thus have no securities classified as trading.

Available-for-sale securities are recorded at fair value. As of December 31, 2002 and 2001, the fair value of the restricted-use investments classified as available-for-sale was $75,111,000 and $75,169,000 which approximated the amortized cost of the securities. Unrealized holding gains and losses, net of the related tax effect, on available-for-sale securities are excluded from operations and are reported as a separate component of other comprehensive income (loss) until realized. Realized gains and losses from the sale of available-for-sale securities are determined on a specific identification basis. Held-to-maturity securities are recorded at amortized cost, adjusted for the amortization or accretion of premiums or discounts. As of December 31, 2001, all of our restricted-use investment securities classified as available-for-sale had remaining maturities of less than one year; however, these securities were reflected as noncurrent assets as they were restricted for future use.

Premiums and discounts are amortized or accreted over the life of the related held-to-maturity security as an adjustment to yield using the effective interest method. Interest income is recognized when earned.

(r) Comprehensive Income (Loss)

Comprehensive income (loss) consists of net income (loss), changes in the foreign currency translation adjustment, changes in the fair value of derivatives that are designated as hedges and the additional minimum liability on our defined benefit plan and is presented in the 2002, 2001 and 2000 consolidated statements of stockholders' equity and other comprehensive income (loss) as accumulated other comprehensive income (loss).

(s) Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(t) Reclassifications

Reclassifications have been made to certain amounts reported in 2001 and 2000 to conform with the 2002 presentation.

(u) Impact of Recently Issued Accounting Pronouncements

Statement of Financial Accounting Standards (SFAS) No. 145, "Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13 and Technical Corrections," was issued in April 2002. The Statement updates, clarifies and simplifies existing accounting pronouncements. As it relates to us, the statement eliminates the extraordinary loss classification on early debt extinguishments. Instead, the premiums and other costs associated with the early extinguishment of debt are reflected in pre-tax results similar to other debt-related expenses, such as interest expense and amortization of issuance costs. The statement became effective on January 1, 2003 in our case. Upon adoption, we will reclassify the extraordinary losses incurred in prior periods ($18.5 million, net of tax benefit of $11.4 million in 2002 and $8.5 million, net of tax benefit of $5.2 million in 2001) as pretax items. The adoption of this statement will not modify or adjust net loss for any period and will not impact our compliance with various debt covenants.

In January 2003, the FASB issued Interpretation No. 46, "Consolidation of Variable Interest Entities, an Interpretation of Accounting Research Bulletin No. 51." Interpretation No. 46 requires a company to consolidate a variable interest entity if the company has a variable interest (or combination of variable interests) that will absorb a majority of the entity's expected losses if they occur, receive a majority of the entity's expected residual returns if they occur, or both. A direct or indirect ability to make decisions that significantly affect the results of the activities of a variable interest entity is a strong indication that a company has one or both of the characteristics that would require consolidation of the variable interest entity. Interpretation No. 46 also requires additional disclosures regarding variable interest entities. The new interpretation is effective immediately for variable interest entities created after January 31, 2003, and is effective in the first interim or annual period beginning after June 15, 2003, for variable interest entities in which a company holds a variable interest that it acquired before February 1, 2003. We are currently evaluating the provisions of the Interpretation. We do not expect the adoption to have a material impact on our consolidated financial position or results of operations. See Note 4 to the consolidated financial statements for the Partnership Parks which may be subject to consolidation as a result of the adoption of Interpretation No. 46.

In November 2002, the FASB issued Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness to Others, an interpretation of FASB Statements No. 5, 57 and 107 and a rescission of FASB Interpretation No. 34." This Interpretation elaborates on the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under guarantees issued. The Interpretation also clarifies that a guarantor is required to recognize, at inception of a guarantee, a liability for the fair value of the obligation undertaken. The initial recognition and measurement provisions of the Interpretation are applicable to guarantees issued or modified after December 31, 2002 and are not expected to have a material effect on our consolidated financial statements. The disclosure requirements are effective for financial statements of interim and annual periods ending after December 15, 2002 and are included in the notes to the accompanying consolidated financial statements.

(2) Acquisition of Theme Parks

On August 23, 2002, we acquired Jazzland (now Six Flags New Orleans), a theme park located outside New Orleans, for the assumption of $16,820,000 of pre-existing liabilities of the park and aggregate cash payments of $5,415,000. The prior owner of the park had sought protection under the federal bankruptcy laws. We have agreed to invest in the park $25,000,000 over the three seasons commencing with 2003. We lease, on a long-term basis, the land on which the park is located, together with most of the rides and attractions existing at the park on the acquisition date. There were no costs in excess of the fair value of the net assets acquired. The transaction was accounted for as a purchase.

On May 2, 2001, we acquired substantially all of the assets of La Ronde, a theme park located in the City of Montreal for a cash purchase price of Can. $30,000,000 (approximately U.S. $19,600,000 at the exchange rate on such date). We have agreed to invest in the park Can. $90,000,000 (approximately U.S. $58,700,000 at that exchange rate) over four seasons commencing in 2002. We lease the land on which the park is located on a long-term basis. We funded the acquisition from a portion of the proceeds of the PIERS offering. See Note 9. Approximately U.S. $7,378,000 of costs in excess of the fair value of the net assets acquired were recorded as goodwill. The transaction was accounted for as a purchase.

On February 9, 2001, we acquired substantially all of the assets used in the operation of Sea World of Ohio, a marine wildlife park located adjacent to the Company's Six Flags Ohio theme park, for a cash purchase price of $110,000,000. We funded the acquisition from a portion of the proceeds of the PIERS offering. See Note 9. Approximately $57,834,000 of costs in excess of the fair value of the net assets acquired were recorded as goodwill. The transaction was accounted for as a purchase.

On December 6, 2000, we acquired all of the capital stock of the company operating as Enchanted Village and Wild Waves (Enchanted Village), a water and rides park located near Seattle, Washington, for a purchase price of $19,255,000 paid through issuance of 1,339,223 shares of our common stock. As of the acquisition date, $4,471,000 of deferred tax liabilities were recognized for the tax consequences attributable to the differences between the financial carrying amounts and the tax basis of Enchanted Village's assets and liabilities. Approximately $4,296,000 of costs in excess of the fair value of the net assets acquired were recorded as goodwill. The transaction was accounted for as a purchase.

The 2002, 2001 and 2000 acquisitions did not materially impact our 2002, 2001 and 2000 results of operations. As such, no pro forma information has been presented.

(3) Property and Equipment

Property and equipment, at cost, are classified as follows:

	December 31,	
	2002	2001
Land	$ 298,059,000	$ 300,353,000
Land improvements	355,464,000	326,821,000
Buildings and improvements	620,447,000	583,156,000
Rides and attractions	1,399,618,000	1,283,467,000
Equipment	351,461,000	307,559,000
Total	3,025,049,000	2,801,356,000
Less accumulated depreciation	624,961,000	465,656,000
	$2,400,088,000	$2,335,700,000

(4) Investment in Theme Parks

The following reflects the summarized assets, liabilities, and equity as of December 31, 2002 and 2001, and the results of the four parks managed by us for the years ended December 31, 2002, 2001 and 2000.

	2001	2001
Assets:		
Current assets	$ 34,071,000	$ 25,139,000
Property and equipment, net	277,230,000	270,081,000
Other assets	33,025,000	33,052,000
Total assets	$344,326,000	$328,272,000
Liabilities and equity:		
Current liabilities	$ 62,657,000	$ 50,953,000
Affiliate loans	104,207,000	92,107,000
Long-term debt	80,958,000	78,826,000
Equity	96,504,000	106,386,000
Total liabilities and equity	$344,326,000	$328,272,000

Pursuant to the applicable partnership agreements, we, as managing general partner of the Six Flags Over Texas and Six Flags Over Georgia (the Partnership Parks), can make affiliate loans to the Partnership Parks. These loans are reflected in our consolidated balance sheets as an investment in theme parks. We provided the consideration for the Georgia Partnership Park to acquire White Water Atlanta. The resulting note from the Georgia Partnership Park to us is in the form of an affiliate loan. Included in long-term debt above as of December 31, 2002 and 2001 is $59,450,000 and $60,340,000, respectively, of long-term debt that is not guaranteed by us. That long-term debt is an obligation of the other parties that have an interest in Six Flags Marine World. The remaining long-term debt ($21,508,000 as of December 31, 2002 and $19,376,000 as of December 31, 2001) shown above consists primarily of term loan debt and capitalized lease obligations associated with rides and equipment and range in maturity from 2003 to 2006.

	2002	2001	2000
Revenue	$203,555,000	$217,949,000	$208,196,000
Expenses:			
Operating expenses	81,635,000	81,529,000	84,379,000
Selling, general and administrative	31,108,000	31,040,000	29,911,000
Costs of products sold	14,402,000	15,660,000	17,921,000
Depreciation and amortization	19,389,000	21,516,000	20,145,000
Interest expense, net	12,491,000	13,234,000	14,259,000
Other expense	113,000	819,000	841,000
Total	159,138,000	163,798,000	167,456,000
Net income	$ 44,417,000	$ 54,151,000	$ 40,740,000

Our share of operations of the four theme parks for the years ended December 31, 2002, 2001 and 2000 was $33,887,000, 44,389,000 and $33,205,000, prior to depreciation and amortization charges of $15,623,000, $20,989,000 and $20,370,000, and third-party interest expense and other non-operating expenses of $2,600,000, $1,888,000 and $1,002,000, respectively. See Note 1 for the amount of equity method goodwill recognized in the consolidated statements of operations for the years ended December 31, 2001 and 2000.

The following information reflects the reconciliation between the results of the four theme parks and our share of the results:

	2002	2001	2000
Theme park net income	$ 44,417,000	$ 54,151,000	$ 40,740,000
Third party share of net income	(22,186,000)	(20,713,000)	(16,763,000)
Amortization of Company's investment in theme parks in excess of share of net assets	(6,567,000)	(11,926,000)	(12,144,000)
Equity in operations of theme parks	$ 15,664,000	$ 21,512,000	$ 11,833,000

A substantial difference exists between the carrying value of our investment in the theme parks and our share of the net book value of the theme parks. Prior to January 1, 2002 and the adoption of SFAS 142 (see Note 1), the difference was being amortized over 20 years for the Partnership Parks and over the expected useful life of the rides and equipment installed by us at Six Flags Marine World.

The following information reconciles our share of the net assets of the theme parks and our investment in the partnerships.

	December 31, 2002	December 31, 2001
Our share of net assets of theme parks	$ 99,561,000	$107,322,000
Our investment in theme parks in excess of share of net assets	190,732,000	188,210,000
Investments in theme parks, cost method	6,701,000	634,000
Advances made to theme parks	104,207,000	92,107,000
Investments in theme parks	$401,201,000	$388,273,000

See Note 12 for a discussion of certain obligations relating to the Partnership Parks. In April 1997, we became manager of Marine World (subsequently renamed Six Flags Marine World), then a marine and exotic wildlife park located in Vallejo, California, pursuant to a contract with an agency of the City of Vallejo under which we are entitled to receive an annual base management fee of $250,000 and up to $250,000 annually in additional management fees based on park revenues. In November 1997, we exercised our option to lease approximately 40 acres of land within the site for nominal rent and an initial term of 55 years (plus four ten-year and one four-year renewal options). We have added theme park rides and attractions on the leased land, which is located within the existing park, in order to create one fully-integrated regional theme park at the site. We are entitled to receive, in addition to the management fee, 80% of the cash flow generated by the combined operations at the park, after combined operating expenses and debt service on outstanding debt obligations relating to the park. We also have an option through 2007 to purchase the entire site at a purchase price equal to the greater of the then principal amount of certain debt obligations of the seller (expected to aggregate $52,000,000) or the then fair market value of the seller's interest in the park (based on a formula relating to the seller's 20% share of Marine World's cash flow).

At December 31, 2002, approximately $6.7 million of our aggregate investment in theme parks at that date represented our minority investment in the Madrid park. This investment did not contribute to the equity in operation of theme parks in 2002.

(5) Derivative Financial Instruments

Prior to 2000, we had only limited involvement with derivative financial instruments, entering into contracts to manage the variability of foreign-currency exchange rates in connection with the purchase of rides from foreign vendors. No such contracts were in effect at December 31, 2002 or December 31, 2001.

In February 2000, we entered into three interest rate swap agreements that effectively convert our $600,000,000 term loan component of the Credit Facility (see Note 6(d)) into a fixed rate obligation. The terms of the agreements, as subsequently extended, each of which has a notional amount of $200,000,000, began in March 2000 and expire from March 2005 to June 2005. Our term loan borrowings bear interest based upon LIBOR plus a fixed margin. Our interest rate swap arrangements were designed to "lock-in" the LIBOR component at rates, prior to a February 2001 amendment, ranging from 6.615% to 6.780% and, subsequent to that date and prior to March 6, 2003, 5.13% to 6.07% (with an average of 5.46%) and after March 6, 2003, 2.065% to 3.50% (with an average of 3.01%). The counterparties to these transactions are major financial institutions, which minimizes the credit risk.

In June 1998, the FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS No. 133, as amended by SFAS No. 138, establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. It requires an entity to recognize all derivatives as either assets or liabilities in the consolidated balance sheet and measure those instruments at fair value. If certain conditions are met, a derivative may be specifically designated as a hedge for accounting purposes. The accounting for changes in the fair value of a derivative (that is gains and losses) depends on the intended use of the derivative and the resulting designation. We adopted the provisions of SFAS No. 133 as of January 1, 2001. As a result of the adoption, we recognized a liability of approximately $4,996,000 and recorded in other comprehensive income (loss) $3,098,000 (net of tax effect) as a cumulative effect of a change in accounting principle, which was being amortized into operations over the original term of the interest rate swap agreements. See Note 9(c).

As of January 1, 2001, two of the three interest rate swap agreements contained "knock-out" provisions that did not meet the definition of a derivative instrument that could be designated as a hedge under SFAS No. 133. From January 1, 2001 to February 23, 2001, we recognized in other income (expense) a $3,200,000 expense related to the change in fair value of these two hedges. As of February 23, 2001, the interest rate swap agreements were amended and the knock-out provisions were removed. As of that date and through December 31, 2002, we have designated all of the interest rate swap agreements as cash-flow hedges.

We formally document all relationships between hedging instruments and hedged items, as well as our risk-management objective and strategy for undertaking various hedge transactions. This process includes linking all derivatives that are designated as cash-flow hedges to forecasted transactions. We also assess, both at the hedge's inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in cash flows of hedged items.

Changes in the fair value of a derivative that is effective and that is designated and qualifies as a cash-flow hedge are recorded in other comprehensive income (loss), until operations are affected by the variability in cash flows of the designated hedged item. Changes in fair value of a derivative that is not designated as a hedge are recorded in operations on a current basis.

During 2002, there were no gains or losses reclassified into operations as a result of the discontinuance of hedge accounting treatment for any of our derivatives.

By using derivative instruments to hedge exposures to changes in interest rates, we are exposed to credit risk and market risk. Credit risk is the failure of the counterparty to perform under the terms of the derivative contract. To mitigate this risk, the hedging instruments are placed with counterparties that we believe are minimal credit risks.

Market risk is the adverse effect on the value of a financial instrument that results from a change in interest rates, commodity prices, or currency exchange rates. The market risk associated with interest rate swap agreements is managed by establishing and monitoring parameters that limit the types and degree of market risk that may be undertaken.

We do not hold or issue derivative instruments for trading purposes. Changes in the fair value of derivatives that are designated as hedges are reported on the consolidated balance sheet in "Accumulated other comprehensive income (loss)" (AOCL). These amounts are reclassified to interest expense when the forecasted transaction takes place.

From February 2001 through December 2002, the critical terms, such as the index, settlement dates, and notional amounts, of the derivative instruments were substantially the same as the provisions of our hedged borrowings under the Credit Facility. As a result, no material ineffectiveness of the cash-flow hedges was recorded in the consolidated statements of operations.

As of December 31, 2002 approximately $10,944,000 of net deferred losses on derivative instruments accumulated in AOCL are expected to be reclassified to operations during the next 12 months. No transactions and events are expected to occur over the next twelve months that will necessitate reclassifying these derivatives' losses to operations. The maximum term over which we are hedging exposures to the variability of cash flows for commodity price risk is 29 months.

(6) Long-Term Debt

At December 31, 2002 and 2001, long-term debt consists of:

	2002	2001
Long-term debt:		
9¾% Notes due 2007(a)	$ —	$ 269,000
10% Senior Discount Notes due 2008(b)	391,451,000	363,026,000
9¼%Senior Notes due 2006(b)	—	280,000,000
8⅞% Notes due 2006 of Six Flags Operations(c)	—	170,000,000
Credit Facility(d)	615,000,000	613,500,000
9¾%Senior Notes due 2007(e)	422,459,000	429,329,000
9½% Senior Notes due 2009(f)	373,044,000	372,722,000
8⅞% Senior Notes due 2010(g)	478,487,000	—
Other	33,363,000	18,223,000
	2,313,804,000	2,247,069,000
Less current portion	20,072,000	24,627,000
	$2,293,732,000	$2,222,442,000

(a) Represents senior notes of our principal subsidiary, Six Flags Operations Inc. (Six Flags Operations) which were redeemed in full in January 2002. In 2001, we purchased 99.8% of the notes pursuant to a tender offer. As a result of the early extinguishment of debt in 2001, we recognized an extraordinary loss of $8,529,000 net of tax benefit of $5,227,000.

(b) On April 1, 1998, Holdings issued at a discount $410,000,000 principal amount at maturity ($391,451,000 and $363,026,000 carrying value as of December 31, 2002 and 2001, respectively) of 10% Senior Discount Notes due 2008 (the Senior Discount Notes) and $280,000,000 principal amount of 9 ¼% Senior Notes due 2006 (the 1998 Senior Notes). In December 2002, we repurchased $9,000,000 principal amount of Senior Discount Notes. On April 1, 2002, we redeemed the 1998 Senior Notes in full. The redemption price was funded from a portion of the net proceeds of an offering by Holdings of $480,000,000 principal amount of 8⅞% Senior Notes due 2010 (the 2002 Senior Notes). See 6(g). An extraordinary loss of $11,809,000, net of tax benefit of $7,238,000, was recognized in 2002 from this early extinguishment.

The Senior Discount Note are senior unsecured obligations of Holdings and are not guaranteed by Holdings' subsidiaries. The Senior Discount Notes do not require any interest payments prior to October 1, 2003 and, except in the event of a change of control of Holdings and certain other circumstances, any principal payments prior to their maturity in 2008. The Senior Discount Notes have an interest rate of 10% per annum. The Senior Discount Notes are redeemable, at our option, in whole or in part, at any time on or after April 1, 2003, at varying redemption prices beginning at 105% and reducing annually until maturity.

Approximately $75,000,000 of the net proceeds of the Senior Discount Notes were invested in restricted-use securities, until April 1, 2003, to provide funds to pay certain of our obligations to the limited partners of the Partnership Parks. See Note 12.

The indenture under which the Senior Discount Notes were issued limits our ability to dispose of assets; incur additional indebtedness or liens; pay dividends; engage in mergers or consolidations; and engage in certain transactions with affiliates.

(c) Represents senior notes of Six Flags Operations which were redeemed in full on April 1, 2002. The redemption price was funded from a portion of the proceeds of the offering of the 2002 Senior Notes. An extraordinary loss of $6,726,000, net of tax benefit of $4,122,000 was recognized in 2002 for this early extinguishment.

(d) On November 5, 1999, Six Flags Theme Parks Inc., a direct wholly owned subsidiary of Six Flags Operations ("SFTP") entered into the Credit Facility, which was amended and restated on July 8, 2002. As amended, the Credit Facility includes a $300,000,000 five-year revolving credit facility ($15,000,000 was outstanding as of December 31, 2002 and $15,000,000 was outstanding on December 31, 2001), a $100,000,000 multicurrency reducing revolver facility (of which none was outstanding at December 31, 2002 or 2001) and a $600,000,000 six-year term loan ($600,000,000 of which was outstanding as of December 31, 2002 and $598,500,000 of which was outstanding at December 31, 2001). Borrowings under the five-year revolving credit facility (US Revolver) must be repaid in full for thirty consecutive days each year. The interest rate on borrowings under the Credit Facility can be fixed for periods ranging from one to six months. At our option the interest rate is based upon specified levels in excess of the applicable base rate or LIBOR. At December 31, 2002, the weighted average interest rates for borrowings under the US Revolver and term loan were 3.42% and 7.71%, respectively. At December 31, 2001, the weighted average interest rates for borrowings under the US Revolver and term loan were 3.9% and 8.47%, respectively. The multicurrency facility permits optional prepayments and reborrowings and requires quarterly mandatory reductions in the initial commitment (together with repayments, to the extent that the outstanding borrowings thereunder would exceed the reduced commitment) of 2.5% of the committed amount thereof commencing on December 31, 2004, 5.0% commencing on March 31, 2006, 7.5% commencing on March 31, 2007 and 18.75% commencing on March 31, 2008. This facility and the U.S. Revolver terminate on June 30, 2008. The amended term loan facility requires quarterly repayments of 0.25% of the outstanding amount thereof commencing on September 30, 2004 and 24.0% commencing on September 30, 2008. The term loan matures on June 30, 2009. Under the amendment, the maturity of the term loan will be shortened to various dates between December 31, 2006 and December 31, 2008 if prior to such dates (i) we do not repay or refinance three issues of public debt, or (ii) our outstanding preferred stock is not redeemed or converted into common stock. A commitment fee of .50% of the unused credit of the facility is due quarterly in arrears. The principal borrower under the facility is SFTP, and borrowings under the Credit Facility are guaranteed by Holdings, Six Flags Operations and all of Six Flags Operations' domestic subsidiaries and are secured by substantially all of Six Flags Operations' domestic assets and a pledge of Six Flags Operations capital stock. See Note 5 regarding interest rate hedging activities.

The Credit Facility contains restrictive covenants that, among other things, limit the ability of Six Flags Operations and its subsidiaries to dispose of assets; incur additional indebtedness or liens; repurchase stock; make investments; engage in mergers or consolidations; pay dividends (except that (i) dividends of up to $75.0 million in the aggregate may be from cash from operations and (ii) subject to covenant compliance, dividends will be permitted to allow Holdings to meet cash interest obligations with respect to its Senior Notes, cash dividend payments on our PIERS and our obligations to the limited partners in the Partnership Parks) and engage in certain transactions with subsidiaries and affiliates. In addition, the Credit Facility requires that Six Flags Operations comply with certain specified financial ratios and tests.

(e) On June 30, 1999, Holdings issued $430,000,000 principal amount of 9¾% Senior Notes due 2007 (the 1999 Senior Notes). The 1999 Senior Notes are senior unsecured obligations of Holdings, are not guaranteed by subsidiaries and rank equal to the other Senior Notes of Holdings. The 1999 Senior Notes require annual interest payments of approximately $41,925,000 (9¾% per annum) and, except in the event of a change in control of Holdings and certain other circumstances, do not require any principal payments prior to their maturity in 2007. The 1999 Senior Notes are redeemable, at Holdings' option, in whole or in part, at any time on or after June 15, 2003, at varying redemption prices beginning at 104.875% and reducing annually until maturity. The indenture under which the 1999 Senior Notes were issued contains covenants substantially similar to those relating to the Senior Discount Notes. In December 2002, we repurchased $7,000,000 principal amount of the 1999 Senior Notes.

(f) On February 2, 2001, Holdings issued $375,000,000 principal amount of 9½% Senior Notes due 2009 (the 2001 Senior Notes). The 2001 Senior Notes are senior unsecured obligations of Holdings, are not guaranteed by subsidiaries and rank equal to the other Senior Notes of Holdings. The 2001 Senior Notes require annual interest payments of approximately $35,625,000 (9½% per annum) and, except in the event of a change in control of Holdings and certain other circumstances, do not require any principal payments prior to their maturity in 2009. The 2001 Senior Notes are redeemable, at Holding's option, in whole or in part, at any time on or after February 1, 2005, at varying redemption prices beginning at 104.75% and reducing annually until maturity. The indenture under which the 2001 Senior Notes were issued contains covenants substantially similar to those relating to the other Senior Notes of Holdings. The net proceeds of the 2001 Senior Notes were used to fund the tender offer relating to senior notes of Six Flags Operations (see Note 6(a)) and to repay borrowings under the multicurrency revolving portion of the Credit Facility (see Note 6(d)).

(g) On February 11, 2002, Holdings issued the 2002 Senior Notes. The 2002 Senior Notes are senior unsecured obligations of Holdings, are not guaranteed by subsidiaries and rank equal to the other Senior Notes of Holdings. The 2002 Senior Notes require annual interest payments of approximately $42,600,000 (8⅞% per annum) and, except in the event of a change in control of Holdings and certain other circumstances, do not require any principal payments prior to their maturity in 2010. The 2002 Senior Notes are redeemable, at Holding's option, in whole or in part, at any time on or after February 1, 2006, at varying redemption prices beginning at 104.438% and reducing annually until maturity. The indenture under which the 2002 Senior Notes were issued contains covenants substantially similar to those relating to the other Senior Notes of Holdings. The net proceeds of the 2002 Senior Notes were used to fund the redemptions of senior notes of Holdings and Six Flags Operations (see Note 6(b) and (c)).

Annual maturities of long-term debt during the five years subsequent to December 31, 2002, are as follows (including borrowings under the U.S. Revolver at December 31, 2002):

2003	$ 20,072,000
2004	9,577,000
2005	14,838,000
2006	7,171,000
2007	439,791,000
Thereafter	1,822,355,000
	$2,313,804,000

The Credit Facility restricts the ability of Six Flags Operations to distribute assets to Holdings, and the indentures relating to Holdings' Senior Notes restrict the ability of Holdings to distribute assets to its shareholders. The Credit Facility restricts distributions by Six Flags Operations (i) up to $75,000,000 in the aggregate from cash from operations and (ii) to amounts required to pay interest on Holdings' Senior Notes, dividends on Holdings' outstanding preferred stock, required payments under the agreements relating to the Partnership Parks and certain tax and shared services arrangements. The amount available for distribution (other than permitted payments in respect to shared administrative and other corporate expenses and tax sharing payments) at December 31, 2002 by Holdings based upon the most restrictive applicable indenture limitation was $623,191,000.

(7) Fair Value of Financial Instruments

The following table and accompanying information present the carrying amounts and estimated fair values of our financial instruments at December 31, 2002 and 2001. The fair value of a financial instrument is the amount at which the instrument could be exchanged in a current transaction between willing parties.

	2002		2001	
	Carrying Amount	Fair Value	Carrying Amount	Fair value
Financial assets (liabilities):				
Restricted-use investment securities	$ 75,111,000	$ 75,111,000	$ 75,169,000	$ 75,169,000
Long-term debt	(2,313,804,000)	(2,250,272,000)	(2,247,069,000)	(2,261,081,000)
Interest rate swap agreements (included in other long-term liabilities)	(17,651,000)	(17,651,000)	(23,296,000)	(23,296,000)
PIERS	(279,993,000)	(186,875,000)	(278,867,000)	(253,000,000)

The carrying amounts shown in the table are included in the consolidated balance sheets under the indicated captions.

The following methods and assumptions were used to estimate the fair value of each class of financial instruments:

- The fair values of cash and cash equivalents, accounts receivable, accounts payable, and accrued liabilities approximate fair value because of the short maturity of these instruments.
- Restricted-use investment securities: The fair values of debt securities (both available-for-sale and held-to-maturity investments) are based on quoted market prices at the reporting date for those or similar investments.
- Long-term debt: The fair value of our long-term debt is estimated by discounting the future cash flows of each instrument at rates currently offered to us for similar debt instruments of comparable maturities by our investment bankers or based upon quoted market prices.
- Derivative financial instruments: The fair value of our derivative financial instruments is determined by the counterparty financial institution.
- PIERS: The fair value of our mandatorily redeemable preferred stock is based upon quoted market prices.

(8) Income Taxes

Income tax expense (benefit) allocated to operations for 2002, 2001 and 2000 consists of the following:

	Current	Deferred	Total
2002:			
U.S. federal	$ —	$(9,951,000)	$(9,951,000)
Foreign	2,021,000	5,376,000	7,397,000
State and local	648,000	(2,156,000)	(1,508,000)
	$ 2,669,000	$(6,731,000)	$(4,062,000)
2001:			
U.S. federal	$ —	$(2,465,000)	$(2,465,000)
Foreign	1,818,000	(6,175,000)	(4,357,000)
State and local	427,000	(800,000)	(373,000)
	$ 2,245,000	$(9,440,000)	$(7,195,000)
2000:			
U.S. federal	$ (10,000)	$(2,211,000)	$(2,221,000)
Foreign	3,792,000	4,388,000	8,180,000
State and local	(377,000)	40,000	(337,000)
	$ 3,405,000	$ 2,217,000	$ 5,622,000

Recorded income tax expense allocated to operations differed from amounts computed by applying the U.S. federal income tax rate of 35% in 2002, 2001 and 2000 to loss before income taxes as follows:

	2002	2001	2000
Computed "expected" federal income tax expense (benefit)	$(10,560,000)	$(19,869,000)	$(16,218,000)
Amortization of goodwill	—	13,794,000	13,643,000
Nondeductible compensation	3,035,000	3,767,000	3,779,000
Other, net	700,000	(51,000)	499,000
Effect of foreign income taxes	3,773,000	(4,586,000)	4,145,000
Effect of state and local income taxes, net of federal tax benefit	(1,010,000)	(250,000)	(226,000)
	$ (4,062,000)	$ (7,195,000)	$ 5,622,000

An income tax benefit of $11,360,000 was allocated to extraordinary loss for 2002. The U.S. federal benefit component was $9,865,000 and the state and local benefit was $1,495,000. An income tax benefit of $5,227,000 was allocated to extraordinary loss for 2001. The U.S. federal benefit component was $4,539,000 and the state and local benefit component was $688,000. There was no extraordinary losses in 2000. There were no foreign extraordinary losses in 2002, 2001 and 2000.

Substantially all of our future taxable temporary differences (deferred tax liabilities) relate to the different financial accounting and tax depreciation methods and periods for property and equipment. Our net operating loss carryforwards, alternative minimum tax credits, accrued insurance expenses, and deferred compensation amounts represent future income tax deductions (deferred tax assets). The tax effects of these temporary differences as of December 31, 2002, 2001 and 2000 are presented below:

	2002	2001	2000
Deferred tax assets before valuation allowance	$420,844,000	$356,806,000	$286,098,000
Less valuation allowance	1,196,000	1,196,000	1,196,000
Net deferred tax assets	419,648,000	355,610,000	284,902,000
Deferred tax liabilities	502,669,000	465,536,000	429,821,000
Net deferred tax liability	$ 83,021,000	$109,926,000	$144,919,000

Our deferred tax liability results from the financial carrying amounts for property and equipment being substantially in excess of our tax basis in the corresponding assets. The majority of our property and equipment is depreciated over a 7-year period for tax reporting purposes and a longer 20-to-25 year period for financial purposes. The faster tax depreciation has resulted in tax losses which can be carried forward to future years to offset future taxable income. Because most of our depreciable assets' financial carrying amounts and tax basis difference will reverse before the expiration of our net operating loss carryforwards and taking into account our projections of future taxable income over the same period, management believes that we will more likely than not realize the benefits of these net future deductions.

As of December 31, 2002, we have approximately $1,041,000,000 of net operating loss carryforwards available for U.S. federal income tax purposes which expire through 2020. Included are net operating loss carryforwards of $3,400,000 which are not expected to be utilized as a result of an ownership change that occurred on October 30, 1992. A valuation allowance for the pre-October 1992 net operating loss carryforwards has been established. Additionally at December 31, 2002, we had approximately $6,949,000 of alternative minimum tax credits which have no expiration date.

We have experienced ownership changes within the meaning of the Internal Revenue Code Section 382 and the regulations thereunder. We experienced an ownership change on June 4, 1996, as a result of the issuance of shares of common stock and the conversion of preferred stock into additional shares of common stock. This ownership change limits the amount of our post-October 1992 through June 1996 net operating loss carryforwards that can be used in any year.

Included in our net operating loss carryforward amounts are approximately $249,353,000 of net operating loss carryforwards of Six Flags Entertainment Corporation ("SFEC") generated prior to its acquisition by us. SFEC experienced an ownership change on April 1, 1998 as a result of this acquisition. Due to this ownership change, no more than $49,200,000 of pre-acquisition net operating loss carryforwards may be used to offset taxable income in any year; however, it is more likely than not that all of our carryforwards generated subsequent to October 1992 and all of the SFEC's pre-acquisition carryforwards will be fully utilized by us before their expiration.

(9) Preferred Stock, Common Stock and Other Stockholders' Equity

(a) Preferred Stock

We have authorized 5,000,000 shares of preferred stock, $1.00 par value per share. All shares of preferred stock rank senior and prior in right to all of our now or hereafter issued common stock with respect to dividend payments and distribution of assets upon our liquidation or dissolution.

PIERS

In January 2001, we issued 11,500,000 PIERS, for proceeds of $277,834,000, net of the underwriting discount and offering expenses of $9,666,000. We used a portion of the proceeds to acquire substantially all of the assets of the former Sea World of Ohio and La Ronde. See Note 2. Each PIERS represents one one-hundredth of a share of our 7¼% mandatorily redeemable preferred stock (an aggregate of 115,000 shares of preferred stock). The PIERS accrue cumulative dividends (payable, at our option, in cash or shares of common stock) at 7¼% per annum (approximately $20,844,000 per annum). Holders can voluntarily convert the PIERS into shares of common stock at any time prior to August 15, 2009.

Prior to August 15, 2009, each of the PIERS is convertible at the option of the holder into 1.1990 common shares (equivalent to a conversion price of $20.85 per common share), subject to adjustment in certain circumstances (the Conversion Price). At any time on or after February 15, 2004 and at the then applicable conversion rate, we may cause the PIERS, in whole or in part, to be automatically converted if for 20 trading days within any period of 30 consecutive trading days, including the last day of such period, the closing price of our common stock exceeds 120% of the then prevailing Conversion Price. On August 15, 2009, the PIERS are mandatorily redeemable in cash equal to 100% of the liquidation preference (initially $25.00 per PIERS), plus any accrued and unpaid dividends.

PIES

Prior to April 2, 2001, we also had outstanding 5,750,000 PIES which automatically converted into 11,500,000 shares of common stock on that date. In addition, on that date we issued to holders of the PIES 278,912 shares of common stock, representing the final quarterly dividend payment on the PIES. The PIES accrued cumulative dividends at 7½% per annum ($23,288,000 per annum). Each of the PIES represented one five-hundredth of a share of our mandatorily convertible preferred stock and is included as preferred stock in our December 31, 2000 consolidated statement of stockholders' equity and other comprehensive income (loss).

(b) Share Rights Plan

On December 10, 1997, our board of directors authorized a share rights plan. The plan was subsequently amended on February 4, 1998. Under the plan, stockholders have one right for each share of common stock held. The rights become exercisable ten business days after (a) an announcement that a person or group of affiliated or associated persons has acquired beneficial ownership of 15% or more of our voting shares outstanding, or (b) the commencement or announcement of a person's or group's intention to commence a tender or exchange offer that could result in a person or group owning 15% or more of the voting shares outstanding.

Each right entitles our holder (except a holder who is the acquiring person) to purchase 1/1000 of a share of a junior participating series of preferred stock designated to have economic and voting terms similar to those of one share of common stock for $250.00, subject to adjustment. In the event of certain merger or asset sale transactions with another party or transactions which would increase the equity ownership of a stockholder who then owned 15% or more of the voting shares of Six Flags, each right will entitle our holder to purchase securities of the merging or acquiring party with a value equal to twice the exercise price of the right.

The rights, which have no voting power, expire in 2008. The rights may be redeemed by us for $.01 per right until the rights become exercisable.

(c) Other Comprehensive Income (Loss)

The accumulated balances for each classification of comprehensive income (loss) are as follows:

	Foreign currency items	Cash flow hedges	Additional minimum liability on benefit plan	Accumulated other comprehensive income (loss)
Balance, January 1, 2001	$(48,589,000)	—	—	(48,589,000)
Cumulative effect of change in accounting principle	—	(3,098,000)	—	(3,098,000)
Net current period change	(19,062,000)	(17,843000)	—	(36,905,000)
Reclassification adjustments for losses reclassified into operations	—	6,726,000	—	6,726,000
Balance, December 31, 2001	$(67,651,000)	(14,215,000)	—	(81,866,000)
Net current period change	43,518,000	(10,455,000)	(16,197,000)	(16,866,000)
Reclassification adjustments for losses reclassified into operations	—	13,727,000	—	13,727,000
Balance, December 31, 2002	$(24,133,000)	(10,943,000)	(16,197,000)	(51,273,000)

The cash flow hedge and the additional minimum liability on benefit plan amounts presented above are reflected net of tax, calculated at a rate of approximately 38%.

(10) Pension Benefits

As part of the acquisition of the former Six Flags, we assumed the obligations related to the SFTP Defined Benefit Plan (the Benefit Plan). The Benefit Plan covered substantially all of SFTP's full-time employees. During 1999 the Benefit Plan was extended to cover substantially all of our domestic full-time employees. The Benefit Plan permits normal retirement at age 65, with early retirement at ages 55 through 64 upon attainment of ten years of credited service. The early retirement benefit is reduced for benefits commencing before age 62. Benefit Plan benefits are calculated according to a benefit formula based on age, average compensation over the highest consecutive five-year period during the employee's last ten years of employment and years of service. Benefit Plan assets are invested primarily in common stock and mutual funds. The Benefit Plan does not have significant liabilities other than benefit obligations. Under our funding policy, contributions to the Benefit Plan are determined using the projected unit credit cost method. This funding policy meets the requirements under the Employee Retirement Income Security Act of 1974.

The following table sets forth the aggregate funded status of the Benefit Plan and the related amounts recognized in our consolidated balance sheets:

	2002	2001
Change in benefit obligation:		
Benefit obligation, January 1	$ 98,568,000	$ 84,313,000
Service cost	3,910,000	3,745,000
Interest cost	6,966,000	6,739,000
Plan amendments	405,000	—
Actuarial (gain) loss	6,862,000	5,912,000
Benefits paid	(2,356,000)	(2,141,000)
Benefit obligation at December 31	114,355,000	98,568,000
Change in plan assets:		
Fair value of assets, January 1	82,980,000	88,261,000
Employer contributions	2,250,000	20,000
Actual return on plan assets	(6,238,000)	(3,161,000)
Benefits paid	(2,356,000)	(2,140,000)
Fair value of assets at December 31	76,636,000	82,980,000
Plan assets greater than (less than) benefit obligations	(37,719,000)	(15,589,000)
Unrecognized net actuarial (gain) loss	43,042,000	23,492,000
Unrecognized prior service cost	2,047,000	1,943,000
Prepaid benefit cost (included in deposits and other assets)	$ 7,370,000	$ 9,846,000

At December 31, 2002 the Benefit Plan's accumulated benefit obligation exceeded the fair value of plan assets resulting in the plan being underfunded by $20,800,000. As such, we recognized the difference between our recorded prepaid benefit cost and the underfunded status of the plan as a liability of $28,170,000 and recorded in other comprehensive loss $16,197,000, net of tax effect of $9,927,000, as an additional minimum liability of the defined benefit retirement plan. Additionally, we recognized an intangible asset of $2,046,000 which represents the previously unrecognized prior service cost of the Benefit Plan.

Net pension expense of the Benefit Plan for each of the years ended December 31, 2002, 2001 and 2000, included the following components:

	2002	2001	2000
Service cost	$ 3,910,000	$ 3,745,000	$ 3,309,000
Interest cost	6,966,000	6,739,000	5,952,000
Expected return on plan assets	(7,346,000)	(7,837,000)	(7,999,000)
Amortization of prior service cost	301,000	260,000	260,000
Amortization of actuarial loss	895,000	86,000	—
Net pension expense	$ 4,726,000	$ 2,993,000	$ 1,522,000

The weighted average discount rate used in determining the actuarial present value of the projected benefit obligation in 2002, 2001 and 2000 was 6.50%, 7.25% and 7.50%, respectively. The rate of increase in future compensation levels was 4.0%, 4.25% and 4.50% in 2002, 2001 and 2000, respectively. The expected long-term rate of return on assets was 9% in each year.

(11) 401(k) Plan

We have a qualified, contributory 401(k) plan (the 401(k) Plan). All regular employees are eligible to participate in the 401(k) Plan if they have completed one full year of service and are at least 21 years old. We match 100% of the first 2% and 25% of the next 6% of salary contributions made by employees. The accounts of all participating employees are fully vested upon completion of four years of service. We recognized approximately $1,887,000, $1,743,000 and $1,730,000 of related expense in the years ended December 31, 2002, 2001 and 2000, respectively.

(12) Commitments and Contingencies

On April 1, 1998 we acquired all of the capital stock of Six Flags Entertainment Corporation for $976,000,000, paid in cash. In addition to our obligations under outstanding indebtedness and other securities issued or assumed in the Six Flags acquisition, we also guaranteed in connection therewith certain contractual obligations relating to the partnerships that own two Six Flags parks, Six Flags Over Texas and Six Flags Over Georgia (the Partnership Parks). Specifically, we guaranteed the obligations of the general partners of those partnerships to (i) make minimum annual distributions of approximately $50,990,000 (as of 2002 and subject to annual cost of living adjustments thereafter) to the limited partners in the Partnership Parks and (ii) make minimum capital expenditures at each of the Partnership Parks during rolling five-year periods, based generally on 6% of such park's revenues. Cash flow from operations at the Partnership Parks is used to satisfy these requirements first, before any funds are required from us. We also guaranteed the obligation of our subsidiaries to purchase a maximum number of 5% per year (accumulating to the extent not purchased in any given year) of the total limited partnership units outstanding as of the date of the agreements (the Partnership Agreements) that govern the partnerships (to the extent tendered by the unit holders). The agreed price for these purchases is based on a valuation for each respective Partnership Park equal to the greater of (i) a value derived by multiplying such park's weighted-average four-year EBITDA (as defined in the Partnership Agreements) by a specified multiple (8.0 in the case of the Georgia park and 8.5 in the case of the Texas park) or (ii) $250,000,000 in the case of the Georgia park and $374,800,000 in the case of the Texas park. Our obligations with respect to Six Flags Over Georgia and Six Flags Over Texas will continue until 2027 and 2028, respectively.

As we purchase units relating to either Partnership Park, we are entitled to the minimum distribution and other distributions attributable to such units, unless we are then in default under the applicable agreements with our partners at such Partnership Park. On December 31, 2002, we owned approximately 25.3% and 36.0%, respectively, of the limited partnership units in the Georgia and Texas partnerships. The maximum unit purchase obligations for 2003 at both parks will aggregate approximately $159,100,000. We can utilize the $75,111,000 of restricted use investment securities to fund any required unit purchases.

We lease the sites of Wyandot Lake, Enchanted Village, Six Flags New Orleans, Six Flags Mexico, La Ronde, Walibi Lorraine and each of the two Waterworld/USA locations. We also lease portions of the sites of Six Flags Kentucky Kingdom, Warner Bros. Movie World Germany and a small parcel near Six Flags New England. In certain cases rent is based upon percentage of the revenues earned by the applicable park. During 2002, 2001 and 2000, we recognized approximately $7,066,000, $5,509,000 and $3,883,000, respectively, of rental expense under these rent agreements.

Total rental expense, including office space and park sites, was approximately $12,417,000, $11,452,000 and $9,274,000 for the years ended December 31, 2002, 2001 and 2000, respectively.

Future minimum obligations under noncancellable operating leases, including site leases, at December 31, 2002, are summarized as follows (in thousands):

Year ending December 31,	
2003	$ 6,930
2004	6,873
2005	6,359
2006	6,161
2007	6,398
2008 and thereafter	120,777
	$153,498

We are party to a license agreement (the U.S. License Agreement) pursuant to which we have the exclusive right on a long term basis to theme park use in the United States and Canada (excluding the Las Vegas, Nevada metropolitan area) of all animated, cartoon and comic book characters that Warner Bros. and DC Comics have the right to license for such use. Under the U.S. License Agreement, we pay an annual license fee of $2,500,000 through 2005. Thereafter, the license fee will be subject to periodic scheduled increases and will be payable on a per-theme park basis.

In November 1999, we entered into license agreements (collectively the International License Agreement) pursuant to which we have the exclusive right on a long term basis to theme parks use in Europe, Central and South America of all animated, cartoon and comic book characters that Warner Bros., DC Comics and the Cartoon Network have the right to license for such use. Under the International License Agreement, the license fee is based on specified percentages of the gross revenues of the applicable parks. We have prepaid approximately $6.8 million of international license fees.

In December 1998, a final judgment of $197.3 million in compensatory damages was entered against Six Flags Entertainment Corporation, Six Flags Theme Parks Inc., Six Flags Over Georgia, Inc. and TWE, and a final judgment of $245.0 million in punitive damages was entered against TWE and of $12.0 million in punitive damages was entered against the referenced Six Flags entities. The compensatory damages judgment has been paid and, in October 2001, the order of the Georgia Court of Appeals affirming the punitive damages judgment was vacated by the United States Supreme Court. In 2002, the Georgia Court of Appeals reinstated the punitive damages judgment and the reinstatement was upheld by the Georgia Supreme Court. The reinstatement of the punitive damage award is being appealed to the United States Supreme Court. The judgments arose out of a case entitled Six Flags Over Georgia, LLC et al v. Time Warner Entertainment Company, LP et al based on certain disputed partnership affairs prior to our acquisition of the former Six Flags at Six Flags Over Georgia, including alleged breaches of fiduciary duty. The sellers in the Six Flags acquisition, including Time Warner, Inc., have agreed to indemnify us from any and all liabilities arising out of this litigation.

We are a defendant in a purported class action litigation pending in California Superior Court for Los Angeles County. The master complaint, Amendarez v. Six Flags Theme Parks, Inc., was filed on November 27, 2001, combining five previously filed complaints. The plaintiffs allege that security and other practices at our park in Valencia, California, discriminate against visitors on the basis of race, color, ethnicity, national origin and/or physical appearance, and assert claims under California statutes and common law. They seek compensatory and punitive damages in unspecified amounts, and injunctive and other relief. There has been limited discovery on class issues, but the litigation has been stayed pending mediation; in the absence of a negotiated resolution, the litigation is expected to resume. If the litigation resumes, we intend to continue vigorously defending the case. We cannot predict the outcome, however, we do not believe it will have a material adverse effect on our consolidated financial position, results of operations or liquidity.

We maintain multi-layered general liability policies that provide for excess liability coverage of up to $100,000,000 per occurrence. For incidents arising after November 15, 2002, our self-insured retention is $2,000,000 per occurrence ($1,000,000 per occurrence for the twelve months ended on that date) for our domestic parks and a nominal amount per occurrence for our international parks. Our self-insured retention after November 15, 2001 is $500,000 for workers compensation claims. For most incidents prior to November 15, 2001, our policies did not provide for a self-insured retention. Based upon reported claims and an estimate for incurred, but not reported claims, we accrue a liability for our self-insured retention contingencies.

We are party to various other legal actions arising in the normal course of business. Matters that are probable of unfavorable outcome to us and which can be reasonably estimated are accrued. Such accruals are based on information known about the matters, we estimate of the outcomes of such matters and our experience in contesting, litigating and settling similar matters. None of the actions are believed by management to involve amounts that would be material to our consolidated financial position, results of operations, or liquidity after consideration of recorded accruals.

(13) Business Segments

We manage our operations on an individual park location basis. Discrete financial information is maintained for each park and provided to our management for review and as a basis for decision-making. The primary performance measure used to allocate resources is earnings before interest, tax expense, depreciation, and amortization (EBITDA). All of our parks provide similar products and services through a similar process to the same class of customer through a consistent method. As such, we have only one reportable segment — operation of theme parks. The following tables present segment financial information, a reconciliation of the primary segment performance measure to income (loss) before income taxes and a reconciliation of theme park revenues to consolidated total revenues. Park level expenses exclude all non-cash operating expenses, principally depreciation and amortization and all non-operating expenses.

	2002	2001	2000
		(In thousands)	
Theme park revenues	$1,241,488	$1,263,913	$1,215,177
Theme park cash expenses	(786,690)	(789,269)	(746,841)
Aggregate park EBITDA	454,798	474,644	468,336
Third-party share of EBITDA from parks accounted for under the equity method	(41,817)	(42,635)	(41,827)
Amortization of investment in theme parks	(15,623)	(20,989)	(20,370)
Unallocated net expenses, including corporate and expenses from parks acquired after completion of the operating season	(47,614)	(44,594)	(47,720)
Depreciation and amortization	(151,849)	(199,800)	(179,989)
Interest expense	(231,245)	(230,033)	(232,336)
Interest income	3,179	6,639	7,569
Loss before income taxes	$ (30,171)	$ (56,768)	$ (46,337)
Theme park revenues	$1,241,488	$1,263,913	$1,215,177
Theme park revenues from parks accounted for under the equity method	(203,555)	(217,949)	(208,196)
Consolidated total revenues	$1,037,933	$1,045,964	$1,006,981

Eight of our parks are located in Europe, one is located in Mexico and one is located in Canada. The Madrid park, which we manage, opened in April 2002, and the Canadian park was acquired in May 2001. The following information reflects our long-lived assets and revenues by domestic and foreign categories for 2002, 2001 and 2000:

	Domestic	Foreign	Total
		(In thousands)	
2002:			
Long-lived assets	$3,414,148	$533,926	$3,948,074
Revenues	854,846	183,087	1,037,933
2001:			
Long-lived assets	$3,411,429	$526,210	$3,937,639
Revenues	877,820	168,144	1,045,964
2000:			
Long-lived assets	$3,346,733	$504,414	$3,851,147
Revenues	839,251	167,730	1,006,981

Long-lived assets include property and equipment, investment in theme park partnerships and intangible assets.

(14) Quarterly Financial Information (Unaudited)

Following is a summary of the unaudited interim results of operations for the years ended December 31, 2002 and 2001:

	2002				
	First quarter	Second quarter	Third quarter	Fourth quarter	Full year
Total revenue	$ 49,251,000	$347,812,000	$558,099,000	$ 82,771,000	$1,037,933,000
Net income (loss) applicable to common stock	(174,721,000)	(11,454,000)	134,170,000	(75,663,000)	(127,668,000)
Net income (loss) per weighted average common share outstanding:					
Basic	(1.89)	(0.12)	1.45	(0.82)	(1.38)
Diluted	(1.89)	(0.12)	1.31	(0.82)	(1.38)

	2001				
	First quarter	Second quarter	Third quarter	Fourth quarter	Full year
Total revenue	$ 35,169,000	$356,458,000	$571,784,000	$ 82,553,000	$1,045,964,000
Net income (loss) applicable to common stock	(140,602,000)	7,749,000	142,483,000	(94,247,000)	(84,617,000)
Net income (loss) per weighted average common share outstanding:					
Basic	(1.76)	0.08	1.54	(1.02)	(0.95)
Diluted	(1.76)	0.08	1.39	(1.02)	(0.95)

We operate a seasonal business. In particular, our theme park operations contribute most of their annual revenue during the period from Memorial Day to Labor Day each year. Also, on April 1, 2001, 11,500,000 common shares were issued as a result of the conversion of the PIES.

As described in note 1, we adopted the provisions of SFAS 142 effective January 1, 2002 and recognized a $61.1 million cumulative effect of a change in accounting principle. The change has been reflected in the results of the first quarter of 2002 above.

DIRECTORS

KIERAN E. BURKE
Chairman and Chief Executive Officer, Six Flags, Inc.

PAUL A. BIDDELMAN
President, Hanseatic Corporation

JAMES F. DANNHAUSER
Chief Financial Officer, Six Flags, Inc.

MICHAEL E. GELLERT
General Partner, Windcrest Partners

FRANCOIS LETACONNOUX
Banque de Neuflize & Co., Incorporated

STANLEY S. SHUMAN
Allen & Company, Incorporated

GARY STORY
President and Chief Operating Officer, Six Flags, Inc.

TRANSFER AGENT AND REGISTRAR

Communication regarding address changes, lost stock certificates, certificate transfers, etc., should be directed to:

THE BANK OF NEW YORK
Receive and Deliver Department – 11E
P.O. Box 11258
Church Street Station
New York, New York 10286
800-524-4458

AUDITORS

KPMG LLP
Oklahoma City, Oklahoma

LEGAL NOTICE
FORM 10-K REPORT

Stockholders can obtain a complete copy of the Company's Form 10-K Annual Report for the year ended December 31, 2002, by request to:

MR. JOSEPH MANSI
Kanan, Corbin, Schupak & Aronow, Inc.
420 Second Avenue
New York, New York 10017
682-6300





122 East 42ND Street
New York, NY 10168

11501 N.E. Expressway
Oklahoma City, OK 73131

Six Flags®



